International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2012

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

DECEMBER 31, 2012

(UNAUDITED)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2012

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012     1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the six months ended		Full Year
	December 31, 2012	December 31, 2011	June 30, 2012
Lending Activities (Section III)
Commitments[a]	$6,044	$5,464	$20,582
Gross disbursements[b]	9,908	12,841	19,777
Net disbursements[b]	5,390	5,427	7,798
Reported Basis
Income Statement (Section IV)
Operating income[c]	$465	$336	$783
Board of Governors-approved transfers	(608)	(595)	(650)
Net income (loss)	251	(1,125)	(676)
Balance Sheet (Section III)
Total assets	$340,048	$337,679	$338,178
Net investment portfolio	31,290	41,328	35,119
Net loans outstanding	140,872	132,633	134,209
Borrowing portfolio[d]	135,155	138,219	133,075
Allocable Income (Section IV)	$510	$413	$998
Usable Equity (Section II)	$38,448	$38,234	$37,636
Performance Ratios (Section II)
Return on average usable equity
Based on operating income	2.42%	1.73%	2.04%
Equity-to-loans ratio[e]	26.42	27.87	26.98

a.	Commitments include guarantee commitments.
b.	Amounts include transactions with the International Finance Corporation (IFC), and capitalized front-end fees and interest.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	Ratio is computed using usable equity and excludes the respective periods’ operating income. (Full year June 30, 2012 amount includes proposed transfer to General Reserve from FY 2012 net income and proposed reduction of Long-Term Income Portfolio (LTIP) reserve to nil.)

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and Management’s Discussion and Analysis (MD&A) issued for the fiscal year ended June 30, 2012 (FY 2012). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of and for the six months ended December 31, 2012 and December 31, 2011, as well for the full year ended June 30, 2012.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). This asymmetry results in volatility in reported net income and equity, and does not fully reflect the financial results of IBRD.

II.	Financial Risk Management

Under IBRD’s financial risk management framework, it is Management’s intention to hold the instruments in the loan, borrowing, and asset-liability management portfolios to maturity. These instruments include derivatives which are used to manage the interest rate basis and currency composition of IBRD’s loan and borrowing related cash flows. Accordingly, Management believes that allocable income, which excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors-approved transfers and pension, provides the best representation of IBRD’s financial results. See Table 4 and the June 30, 2012 MD&A for further details. It is Management’s practice to recommend at the end of each fiscal year, distributions out of allocable income to augment reserves and support development activities.

In an effort to maximize its capacity to support its mandate of providing lending to its borrower member countries, IBRD limits its exposure to market and commercial counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures1 do not exceed its risk bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. The following sections provide details on capital adequacy and the management of market and commercial counterparty credit risks.

Capital Adequacy

The equity-to-loans ratio is a key measure of IBRD’s capital adequacy and its ability to respond to borrower member country’s needs. It is guided by the strategic capital adequacy framework, with a target risk coverage range of 23 to 27 percent. This framework seeks to ensure that IBRD’s usable equity is sufficient to withstand credit shocks to its loan portfolio over the medium-term capital planning horizon.

At the beginning of the 2008 global financial crisis, IBRD’s equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the strategic capital adequacy framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries. This response brought IBRD’s equity-to-loans ratio closer to the target range, as shown in the adjacent chart. To ensure that IBRD’s capital adequacy remains sufficiently robust to support shareholder goals with regard to its medium-term lending plans, IBRD’s shareholders agreed in 2010 to a package of financial measures with the objective of keeping the equity-to-loans ratio aligned with the strategic capital adequacy framework. The package of financial measures included a capital increase effective over a five year period starting in the fiscal year ended June 30, 2011 (FY 2011), and efforts by Management to work with shareholders to increase the usability of their national currency paid-in capital, which is subject to certain restrictions. Under the terms of the capital increase resolutions, subscribed capital is expected to increase by $86.2 billion over the five year period, of which $5.1 billion will be paid-in. As of December 31, 2012, $19.4 billion had been subscribed, resulting in additional paid-in capital of $1,141 million, of which $224 million was paid in during the first six months of the fiscal year ending June 30, 2013 (FY 2013). In addition, since December 31, 2009, $1,244 million of members’ national currency paid-in capital has become usable in IBRD’s operations, of which $265 million became usable during the first six months of FY 2013.

[1] Other exposures include: loans with a deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012 3

As presented in Table 1, IBRD’s equity-to-loans ratio decreased from June 30, 2012 to December 31, 2012. The decrease was primarily a result of the greater increase in loan exposure, as compared to the increase in usable equity during the period. The increase in usable equity was due to the receipt of paid-in capital and existing national currency paid-in capital becoming usable.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	December 31, 2012	June 30, 2012	Variance
Equity-to-loans ratio	26.42%	26.98%	(0.56)%
Usable equity	$38,448	$37,636	$812
Loans outstanding and other exposures	$145,544	$139,488	$6,056

Management of Market and Commercial Counterparty Credit Risks

As previously discussed, in an effort to maximize its capacity to support its mandate of providing lending to its eligible member countries, IBRD limits its exposure to market and commercial counterparty credit risks. Of the various types of market risk, the most significant market risk faced by IBRD is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. For more details on how IBRD manages these risks, as well as on the overall framework of IBRD’s financial risk management, refer to the June 30, 2012 MD&A. The following sections provide additional details on how IBRD manages interest rate and commercial counterparty credit risks.

Interest Rate Risk:

To manage its interest rate risk exposure, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable rate instruments. While this strategy helps to manage IBRD’s interest margin on debt funded loans against interest rate volatility, the interest income on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure in FY 2008, IBRD implemented an equity duration extension strategy with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates. In implementing this strategy, the need to reduce the sensitivity of income was balanced against the availability of instruments with sufficient liquidity to execute the strategy effectively. This balance was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile, such that in any given year only 10% of the swaps mature and are rolled over for another 10 years. As a result of this strategy, the duration of equity increased from three months to approximately five years.

This strategy has contributed $538 million to operating income for the first six months of FY 2013, compared with $563 million for the same period in FY 2012. Since inception, this strategy has generated $4,086 million of income for IBRD.

Commercial Counterparty Credit Risk:

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and managing of this risk is a continuous process due to the changing market environment. Commercial counterparty credit risk is managed through the application of eligibility criteria, volume limits for transactions with individual counterparties, and the use of mark-to-market collateral arrangements for swap transactions.

Given the goals of achieving greater diversification in the portfolio and improving investment performance, Management has taken actions to broaden its universe of investment assets. As a result of these efforts, investment opportunities in a range of local currency sovereign bond markets have been pursued, resulting in new sovereign exposure to counterparties in the A and BBB rating categories. In addition, IBRD has also reduced concentration risk by allowing a wider universe of banking counterparties. As a result, IBRD’s exposure to time deposits rated A increased. Despite this increase in exposure, IBRD’s overall credit risk profile has remained largely unchanged due to the shorter maturities of time deposit instruments rated A+ and below.

Table 2 summarizes IBRD’s commercial counterparty credit risk exposure. The overall decrease in this exposure from June 30, 2012 reflects the decline in the liquidity balance as discussed further in Section III.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012

As shown below, the credit quality of IBRD’s portfolio still remains concentrated in the upper end of the credit spectrum with 87% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $33.1 billion, as of December 31, 2012. Of this amount $8.5 billion (26%) related to countries in the eurozone; of which $6.8 billion (81%) was rated AA or above and none was rated below A.

Table 2: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of December 31, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,139	$7,278	$—	$15,417	47%
AA	4,882	7,697	604	13,183	40
A	76	3,738	206	4,020	12
BBB	422	2	—	424	1
BB or lower	—	11	—	11	*

Total	$13,519	$18,726	$810	$33,055	100%

	As of June 30, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,842	$8,054	$—	$16,896	48%
AA	6,086	8,030	550	14,666	42
A	—	3,457	177	3,634	10
BBB	—	4	—	4	*
BB or lower	—	8	—	8	*

Total	$14,928	$19,553	$727	$35,208	100%

a.	Excludes exposures relating to (a) Post-Employment Benefits Plan and (b) swaps executed with borrowing member countries, International Finance Facility for Immunisation and International Development Association (IDA).
*	Indicates amounts less than 0.5%.

III.	Balance Sheet Analysis

IBRD’s condensed balance sheet is presented in Table 3.

Table 3: Condensed Balance Sheet

In millions of U.S. dollars

As of	December 31, 2012	June 30, 2012	Variance
Investments and due from banks	$38,611	$39,481	$(870)
Net loans outstanding	140,872	134,209	6,663
Receivable from derivatives	156,561	160,814	(4,253)
Other assets	4,004	3,674	330

Total Assets	$340,048	$338,178	$1,870

Borrowings	$146,864	$145,339	$1,525
Payable for derivatives	141,454	144,837	(3,383)
Other liabilities	13,834	11,317	2,517
Equity	37,896	36,685	1,211

Total Liabilities and Equity	$340,048	$338,178	$1,870

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012    5

During the first six months of FY 2013, IBRD experienced an increase in the loan and borrowing portfolios and a decrease in the investment portfolio, as discussed below.

Lending Activities Highlights

IBRD’s principal assets are its loans to member countries.

For the first six months of FY 2013, loan commitments were $6,044 million, an increase of $580 million compared to the same period in FY 2012. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels reflect the expected reversion to pre-crisis levels of approximately $15 billion annually.

As of December 31, 2012, on a reported basis, IBRD’s net loans outstanding totaled $140,872 million, an increase of $6,663 million from June 30, 2012, primarily due to $5,390 million in net loan disbursements made in the first six months of FY 2013 and currency translation gains of $1,309 million, consistent with the appreciation of the euro against the U.S. dollar during the period.

On July 5, 2012, the Executive Directors approved lending to the IFC, not to exceed $197 million, in connection with the release of a member’s national currency paid-in capital to IBRD. As of December 31, 2012, $196 million had been disbursed.

Investment Activities Highlights

As of December 31, 2012, the net investment portfolio totaled $31,290 million, of which $30,388 million represents the liquid asset portfolio (see Note C—Investments in the Notes to the Condensed Quarterly Financial Statements).

The liquid asset portfolio is comprised of three sub portfolios: stable, operational and discretionary. Its objective is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level.

The prudential minimum liquidity level has been set at $22 billion for FY 2013, reflecting an increase of $1 billion from FY 2012. As of December 31, 2012, the liquid asset portfolio was 138% of the prudential minimum liquidity level in effect for FY 2013, compared with 163% of the prudential minimum liquidity level as of June 30, 2012. This decrease is consistent with Management’s decision to revert to normal liquidity levels during FY 2013. In FY 2012, high levels of liquidity were maintained in response to the uncertainty associated with the financial crisis. Management will continue to monitor the liquidity levels to allow for coverage of approximately 12 months of continued operations.

Funding Activities Highlights

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first six months of FY 2013, IBRD raised medium and long-term debt of $7,877 million in 15 currencies.

At December 31, 2012, the borrowing portfolio totaled $135,155 million, an increase of $2,080 million, as compared with June 30, 2012 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to $932 million of currency translation losses consistent with the appreciation of the euro against the U.S. dollar during this period, and net new borrowing issuances of $1,067 million, partially offset by net unrealized mark-to-market gains of $384 million.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012

IV.	Summary of Operating Income and Income Allocation

Operating Income

The primary drivers of IBRD’s operating income are interest earned (net of funding costs) on the loan and investment portfolios, income from the equity duration extension strategy, net non-interest expense, and the provision for losses on loans and other exposures.

Table 4 summarizes IBRD’s operating income and provides a reconciliation to allocable income. Operating income was $129 million higher for the first six months of FY 2013 as compared to the same period in FY 2012, primarily as a result of the following:

Investment income, net of funding costs: For the first six months of FY 2013, investment income, net of funding costs was $79 million, primarily due to the unrealized mark-to-market gains resulting from the tightening of credit spreads. In contrast, during the same period in FY 2012, there were net losses of $4 million, primarily due to a decline in yields and unrealized mark-to-market losses as a result of the widening of the credit spreads.

Provision for losses on loans and other exposures: For the first six months of FY 2013, there was a lower provision for losses on loans and other exposures, when compared to the same period in FY 2012, primarily due to the impact of changes in sovereign exposures and risk ratings.

LTIP: LTIP was fully liquidated during the fourth quarter of FY 2012.

Table 4: Condensed Statement of Operating and Allocable Income

In millions of U.S. dollars

For the six months ended December 31	2012	2011	Variance
Interest income, net of funding costs
Interest margin	$395	$362	$33
Equity-funded loans	89	86	3
Equity duration extension strategy	538	563	(25)
Investments	79	(4)	83

Net Interest Income	$1,101	$1,007	$94

Provision for losses on loans and other exposures	(30)	(85)	55
LTIP loss	—	(42)	42
Other income, net	27	23	4
Net non-interest expenses	(633)	(567)	(66)

Operating Income [a]	$465	$336	$129

Adjustments:
Pension and other adjustments	45	3	42
LTIP	—	74	(74)

Allocable Income	$510	$413	$97

a.	Operating income represents reported net income after adjustments to exclude Board of Governors-approved transfers and fair value adjustment on non-trading portfolios, net, see Table 5.

These factors were partially offset by:

Net non-interest expenses: The $66 million increase in net non-interest expenses was primarily due to higher pension expense.

Income Allocation

On August 9, 2012, the Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012, to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in the Restricted Retained Earnings by $13 million and a reduction in the LTIP Reserve by $225 million, reflecting the liquidation of LTIP.

During the first six months of FY 2013, the Board of Governors approved a transfer of $608 million to IDA, out of the FY 2012 net income. During the same period in FY 2012, the Board of Governors approved the transfer of $520 million to IDA from IBRD’s FY 2011 net income, as well as a transfer of $75 million to the South Sudan Transition Trust Fund. See Table 5.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012    7

V.	Summary of Fair Value Results

Movements in fair value measures reflect short-term volatility based on the market environment. Given that IBRD intends to hold its instruments to maturity (with the exception of the investment portfolio), fair value results are not used for income allocation purposes by Management. Rather, they are used for specific purposes, for example, to assess the performance of the investments portfolio, which is a trading portfolio, and for managing certain market risks including counterparty credit risk. See Section II for further details on commercial counterparty credit risk management.

The following tables provide information on a full fair value basis for IBRD. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value. All changes in accumulated other comprehensive income (AOCI) are also included in fair value net income.

The primary drivers of the fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of the loan portfolio as measured by sovereign Credit Default Swap (CDS) spreads after adjustments to reflect IBRD’s recovery experience.

The fair value net income was $2,568 million for the first six months of FY 2013, compared to a net loss of $3,106 million for the same period in FY 2012 (See Table 5). The increase in fair value net income is explained by the following factors:

Table 5: Condensed Statement of Net Income on a Comprehensive Basis (Fair Value Net Income)

In millions of U.S. dollars

For the six months ended December 31	2012	2011	Variance
Reported Basis Operating Income	$465	$336	$129
Board of Governors-approved transfers	(608)	(595)	(13)
Fair value adjustments on non-trading portfolios, net	394	(866)	1,260

Reported Basis Net Income (Loss)	$251	$(1,125)	$1,376

Fair value adjustment on loans, net[a]	1,846	(1,530)	3,376
Changes in accumulated other comprehensive income (loss)	471	(451)	922

Fair Value Net Income (Loss)	$2,568	$(3,106)	$5,674

a.	Includes the reversal of the provision for losses on loans and other exposures.

Fair Value Adjustment on Non-Trading Portfolios, net: For the first six months of FY 2013, IBRD experienced net unrealized gains of $394 million, of which $384 million represents net unrealized gains on the borrowing portfolio (see Table 6). This compares to net unrealized losses of $866 million for the same period in FY 2012, primarily due to the significant decline in interest rates across all major yield curves during the period.

Fair Value Adjustment on Loans: For the first six months of FY 2013, the fair value adjustment on loans was positive $1,846 million compared to negative $1,530 million in the same period in FY 2012 (see Table 5). This adjustment reflects changes in both interest rates and credit risk. The positive fair value adjustment for the first six months of FY 2013 was primarily driven by unrealized gains due to the tightening of sovereign CDS spreads. In contrast, during the same period in FY 2012, the negative fair value adjustment was primarily driven by unrealized credit losses due to the widening of sovereign CDS spreads, partially offset by unrealized gains from the lower interest rates.

Table 6: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the six months ended December 31	2012	2011	Variance
Borrowing Portfolio (including loan-related derivatives)	$384	$(2,110)	$2,494
Derivatives held in the asset-liability management portfolio	(4)	1,247	(1,251)
Derivatives held in the client operations portfolio	8	(2)	10
A loan with an embedded derivative	6	(1)	7

Net unrealized gains/(losses)	$394	$(866)	$1,260

Changes to Accumulated Other Comprehensive Income (AOCI): The changes to AOCI for the first six months of FY 2013 resulted in an increase of $471 million, which primarily relates to net positive currency translation adjustments of $328 million resulting from the appreciation of the euro against the U.S. dollar (see Table 7). In contrast, during the same period in FY 2012, the change to AOCI resulted in a charge of $451 million, primarily relating to net negative currency translation adjustments of $487 million due to the depreciation of the euro against the U.S. dollar.

Table 7: Condensed summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the six months ended December 31	2012	2011	Variance
Amortization of unrecognized net actuarial losses	$133	$39	$94
Amortization of unrecognized prior service cost	11	4	7
Derivatives and hedging transition adjustment[a]	(1)	(7)	6
Currency translation adjustments	328	(487)	815

Total Changes to AOCI	$471	$(451)	$922

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Boards guidance on derivatives and hedging on July 1, 2000.

Tables 8 and 9 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 30, 2012

Table 8: Condensed Balance Sheet on a Comprehensive Basis

In millions of U.S. dollars

	December 31, 2012			June 30, 2012
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$7,259	—	$7,259	$5,806	—	$5,806
Investments	31,352	—	31,352	33,675	—	33,675
Receivable from derivatives	156,561	—	156,561	160,814		160,814
Net loans outstanding	140,872	$(176)	140,696	134,209	$(2,011)	132,198
Other assets	4,004	—	4,004	3,674		3,674

Total assets	$340,048	$(176)	$339,872	$338,178	$(2,011)	$336,167

Borrowings	$146,864	$1 [a]	$146,865	$145,339	$(2)[a]	$145,337
Payable for derivatives	141,454	—	141,454	144,837	—	144,837
Other liabilities	13,834	—	13,834	11,317	—	11,317

Total liabilities	302,152	1	302,153	301,493	(2)	301,491

Paid in capital	12,642	—	12,642	12,418	—	12,418
Retained earnings and other equity	25,254	(177)	25,077	24,267	(2,009)	22,258

Total equity	37,896	(177)	37,719	36,685	(2,009)	34,676

Total liabilities and equity	$340,048	$(176)	$339,872	$338,178	$(2,011)	$336,167

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 9: Condensed Statement of Income on a Comprehensive Basis

In millions of U.S. dollars

	2012			2011
For the six months ended December 31,	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]
Income from loans	$1,243	—	$1,243	$1,266	—	$1,266
Income from investments, net[b]	159	—	159	(15)	—	(15)
Equity duration extension swaps, net	538	—	538	563	—	563
Other income	189	—	189	203	—	203

Total income	$2,129	—	$2,129	$2,017	—	$2,017

Borrowing expenses	$783	—	$783	$796	—	$796
Administrative expenses including contributions to special programs	851	—	851	800	—	800
Provision for losses on loans and other exposures – increase (decrease)	30	$(30)	—	85	$(85)	—

Total expenses	$1,664	$(30)	$1,634	$1,681	$(85)	$1,596

Operating income	$465	$30	$495	$336	$85	$421

Board of Governors-approved transfers	(608)	—	(608)	(595)	—	(595)
Fair value adjustment on non-trading portfolios, net[c]	394	—	394	(866)	—	(866)
Fair value adjustment on loans[d]	—	1,816	1,816	—	(1,615)	(1,615)
Changes to accumulated other comprehensive income	—	471	471	—	(451)	(451)

Net Income (Loss)	$251	$2,317	$2,568	$(1,125)	$(1,981)	$(3,106)

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

VI.	Senior Management Changes

Effective July 1, 2012, Jim Yong Kim became the President of IBRD.

Effective March 1, 2013, Bertrand Badre will become IBRD’s Managing Director, Finance and Chief Financial Officer (CFO). Charles McDonough, who has been the acting CFO from March 28, 2012, will continue to act as CFO through February 28, 2013.

Effective January 1, 2013 Mahmoud Mohieldin commenced the new role of President’s Special Envoy on Millennium Development Goals and Financial Development.

Effective January 1, 2013, Pamela Cox assumed the position of Senior Vice President, Change Management.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2012    9

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

DECEMBER 31, 2012

(UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2012 (Unaudited)	June 30, 2012 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$7,100	$5,682
Currencies subject to restrictions	159	124

	7,259	5,806

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $2 million—December 31, 2012; $7 million—June 30, 2012)—Note C	31,208	33,466
Securities purchased under resale agreements—Note C	144	209
Derivative assets—Notes C, F and I
Investments	15,327	18,554
Client operations	29,328	27,560
Borrowings	107,339	110,103
Other assets/liabilities	4,567	4,597

	156,561	160,814

Loans outstanding—Notes D and I
Total loans	202,194	199,241
Less undisbursed balance	59,158	62,916

Loans outstanding (including a loan at fair value of $155 million—December 31, 2012; $125 million—June 30, 2012)	143,036	136,325
Less:
Accumulated provision for losses on loans	1,732	1,690
Deferred loan income	432	426

Net loans outstanding	140,872	134,209
Other assets—Notes C and I	4,004	3,674

Total assets	$340,048	$338,178

Liabilities
Borrowings—Note E	$146,864	$145,339
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	6,495	3,700
Derivative liabilities—Notes C, F and I
Investments	15,685	18,631
Client operations	29,309	27,551
Borrowings	95,630	97,839
Other assets/liabilities	830	816

	141,454	144,837

Other liabilities—Notes C, D and I	7,339	7,617

Total liabilities	302,152	301,493

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2012 and June 30, 2012)
Subscribed (1,737,150 shares—December 31, 2012; 1,702,605 shares—June 30, 2012)	209,561	205,394
Less uncalled portion of subscriptions	196,919	192,976

Paid-in capital	12,642	12,418
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(577)	(845)
Receivable amounts to maintain value of currency holdings	(123)	(79)
Deferred amounts to maintain value of currency holdings	588	561
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,298	29,047
Accumulated other comprehensive loss—Note J	(3,932)	(4,417)

Total equity	37,896	36,685

Total liabilities and equity	$340,048	$338,178

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2012	2011	2012	2011
Income
Loans—Note D	$607	$637	$1,243	$1,266
Investments-Trading, net—Note C	54	72	159	(15)
Interest on equity duration extension swaps, net—Note F	276	277	538	563
Other—Note I	103	117	189	203

Total income	1,040	1,103	2,129	2,017

Expenses
Borrowings, net	378	405	783	796
Administrative—Notes H and I	387	383	771	720
Contributions to special programs	65	65	80	80
Provision for losses on loans and other exposures—Note D	28	82	30	85

Total expenses	858	935	1,664	1,681

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	182	168	465	336
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	(215)	(212)	394	(866)
Board of Governors-approved transfers—Note G	(608)	—	(608)	(595)

Net (loss) income	$(641)	$(44)	$251	$(1,125)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012    11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2012	2011	2012	2011
Net (loss) income	$(641)	$(44)	$251	$(1,125)
Other comprehensive income (loss)—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	2	2
Amortization of unrecognized net actuarial losses	66	20	133	39
Amortization of unrecognized prior service costs	6	2	11	4
Currency translation adjustment	181	(231)	339	(570)

Total other comprehensive income (loss)	254	(208)	485	(525)

Comprehensive (loss) income	$(387)	$(252)	$736	$(1,650)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2012	2011
Retained earnings at beginning of the fiscal year	$29,047	$29,723
Net income (loss) for the period	251	(1,125)

Retained earnings at end of the period	$29,298	$28,598

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2012	2011
Cash flows from investing activities
Loans
Disbursements	$(9,889)	$(12,813)
Principal repayments	4,484	4,682
Principal prepayments	34	2,732
Loan origination fees received	16	13
Other investing activities, net	(42)	(65)

Net cash used in investing activities	(5,397)	(5,451)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	7,856	25,835
Retirements	(16,015)	(10,705)
Net short-term borrowings	7,665	376
Net derivatives—borrowings	1,307	293
Capital subscriptions	224	184
Other capital transactions, net	268	138

Net cash provided by financing activities	1,305	16,121

Cash flows from operating activities
Net income (loss)	251	(1,125)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Fair value adjustment on non-trading portfolios, net	(394)	866
Depreciation and amortization	422	421
Provision for losses on loans and other exposures	30	85
Changes in:
Investments—Trading, net	5,278	(9,184)
Other assets and liabilities	(80)	155

Net cash provided by (used in) operating activities	5,507	(8,782)

Effect of exchange rate changes on unrestricted cash	3	(2)

Net increase in unrestricted cash	1,418	1,886
Unrestricted cash at beginning of the fiscal year	5,682	2,312

Unrestricted cash at end of the period	$7,100	$4,198

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,309	$(3,221)
Investment portfolio	4	(61)
Borrowing portfolio	932	(2,505)
Capitalized loan origination fees included in total loans	19	28
Interest paid on Borrowing portfolio	362	181

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012    13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2012 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2012 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of December 31, 2012, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities.

The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of December 31, 2012. IBRD continues to evaluate the potential future implications of the Act.

In June 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items out of accumulated other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs were effective from the quarter ended September 30, 2012, however it did not have an effect on IBRD’s financial statements as IBRD was already in compliance with one of the options allowed under ASU 2011-05.

In August 2012, the FASB issued a proposed ASU, Comprehensive Income (Topic 220): Presentation of Items Reclassified Out of Accumulated Other Comprehensive Income, which would require entities to present separately in the notes to the financial statements, tabular information about items that are reclassified out of each component of accumulated other comprehensive income. IBRD is currently evaluating the impact of this proposed ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2012 and the fiscal year ended June 30, 2012:

	Authorized shares	Subscribed shares
As of June 30, 2011	2,307,600	1,605,930
General and Selective Capital Increase (GCI/SCI)	—	95,238
New membership	—	1,437

As of June 30, 2012	2,307,600	1,702,605
GCI/SCI	—	34,545

As of December 31, 2012	2,307,600	1,737,150

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the six months ended December 31, 2012 and for the fiscal year ended June 30, 2012:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2011	$193,732	$(182,012)	$11,720
GCI/SCI	11,489	(10,800)	689
New membership	173	(164)	9

As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	4,167	(3,943)	224

As of December 31, 2012	$209,561	$(196,919)	$12,642

NOTE C—INVESTMENTS

IBRD’s investments include a liquid assets portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and the Post Employment Benefit Plan (PEBP).

The composition of IBRD’s net investment portfolio as of December 31, 2012 and June 30, 2012 was as follows:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Net investment portfolio
Liquid assets portfolio	$30,388	$34,189
AMC holdings	242	326
PEBP holdings	660	604

Total	$31,290	$35,119

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2012, the majority of Investments-Trading is comprised of government and agency obligations, and time deposits (56% and 35%, respectively), with almost all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at December 31, 2012 and June 30, 2012, is as follows:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Investments—Trading
Equity securities	$216	$165
Government and agency obligations	17,468	19,742
Time deposits	10,927	10,811
Asset-backed securities (ABS)	2,597	2,748

Total	$31,208	$33,466

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Investments—Trading	$31,208	$33,466
Securities purchased under resale agreements	144	209
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(6,495)	(3,700)
Derivative assets
Currency forward contracts	5,946	6,542
Currency swaps	9,252	11,876
Interest rate swaps	129	135
Other[a]	*	*

Total	15,327	18,554

Derivative liabilities
Currency forward contracts	(5,894)	(6,448)
Currency swaps	(9,496)	(11,876)
Interest rate swaps	(295)	(307)
Other[a]	(* )	—

Total	(15,685)	(18,631)

Cash held in investment portfolio[b]	6,786	5,340
Receivable from investment securities traded[c]	18	18
Payable for investment securities purchased[d]	(13)	(137)

Net Investment Portfolio	$31,290	$35,119

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    15

As of December 31, 2012, there were no short sales included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2012).

For the three and six months ended December 31, 2012, IBRD included $3 million and $23 million of unrealized gains, respectively, in income (unrealized gains of $4 million and unrealized losses of $141 million—three and six months ended December 31, 2011, respectively).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$197	$19	$—	$216
Government and agency obligations	2,695	14,723	50	17,468
Time deposits	242	10,685	—	10,927
ABS	—	2,588	9	2,597

Total Investments – Trading	3,134	28,015	59	31,208
Securities purchased under resale agreements	44	100	—	144
Derivative assets-Investments
Currency forward contracts	—	5,946	—	5,946
Currency swaps	—	9,252	—	9,252
Interest rate swaps	—	129	—	129
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	15,327	—	15,327

Total	$3,178	$43,442	$59	$46,679

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$2	$—	$2
Derivative liabilities-Investments
Currency forward contracts	—	5,894	—	5,894
Currency swaps	—	9,496	—	9,496
Interest rate swaps	—	295	—	295
Others[a]	—	*	—	*

Total Derivative liabilities-Investments	—	15,685	—	15,685

Total	$—	$15,687	$—	$15,687

a.	These relate to TBA securities.
b.	Excludes $6,493 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$150	$15	$—	$165
Government and agency obligations	2,559	17,133	50	19,742
Time deposits	1,073	9,738	—	10,811
ABS	—	2,739	9	2,748

Total Investments – Trading	$3,782	$29,625	$59	$33,466

Securities purchased under resale agreements	9	200	—	209
Derivative assets-Investments
Currency forward contracts	—	6,542	—	6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	18,554	—	18,554

Total	$3,791	$48,379	$59	$52,229

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$7	$—	$7
Derivative liabilities-Investments
Currency forward contracts	—	6,448	—	6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

Total Derivative liabilities-Investments	—	18,631	—	18,631

Total	$—	$18,638	$—	$18,638

a.	These relate to TBA securities.
b.	Excludes $3,693 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million

Level 3 Financial Instruments

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Investments–Trading
	Three Months Ended December 31, 2012						Six Months Ended December 31, 2012
	ABS		Government and agency obligations		Total		ABS	Government and agency obligations		Total
Beginning of the period/fiscal year	$9		$50		$59		$9	$50		$59
Total realized/unrealized gains (losses) in:
Net income	*		(*	)	(*	)	1	(*	)	*
Purchases	—		—		—		*	—		*
Sales/Settlements	(*	)	—		(*	)	(1)	—		(1)
Transfers (out) in, net	(*	)	—		(*	)	*	—		*

End of the period	$9		$50		$59		$9	$50		$59

In millions of U.S. dollars

	Investments–Trading
	Three Months Ended December 31,2011			Six Months Ended December 31,2011
	ABS	Government and agency obligations	Total	ABS	Government and agency obligations	Total
Beginning of the period/fiscal year	$9	$—	$9	$13	$—	$13
Total realized/unrealized gains in:
Net income	*	—	*	*	—	*
Purchases	*	—	*	*	—	*
Sales/Settlements	(3)	—	(3)	(3)	—	(3)
Transfers in (out), net	1	—	1	(3)	—	(3)

End of the period	$7	$—	$7	$7	$—	$7

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    17

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2012 and December 31, 2011, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,					Six Months Ended December 31,
Unrealized Gains (Losses)	2012		2011			2012	2011
Condensed Statement of Income location
Investments – Trading, net	$	*	$	(*	)	$1	$(1)

*	Indicates amount less than $0.5 million.

The fair value of Level 3 instruments in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of ABS. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rate.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments as of December 31, 2012 and June 30, 2012, and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars

Portfolio	Fair Value at December 31, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (weighted average) December 31, 2012	Range (weighted average) June 30, 2012

				Probability of default	2% to 20% (8%)	0% to 18% (6%)

Investments (ABS)	$9	$9	Discounted Cash Flow	Constant prepayment rate	0% to 15% (4%)	0.50% to 15% (5%)

				Loss severity	40% to 100% (79%)	0% to 100% (76%)

Inter-level transfers

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Investments–Trading ABS
	Three Months Ended December 31,							Six Months Ended December 31,
	2012					2011		2012					2011
	Level 2		Level 3			Level 2	Level 3	Level 2			Level 3		Level 2	Level 3
Transfers into (out of)		$5		$(5)		$3	$(3)		$12			$(12)	$10	$(10)
Transfers (out of) into		(4)		4		(4)	4		(12)			12	(7)	7

	$	*	$	(*	)	$(1)	$1	$	(*	)	$	*	$3	$(3)

*	Indicates amount less than $0.5 million.

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments resulting from increased volume of trading for these instruments.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits, given their short term nature, are reported at face value, which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are short term and are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Collateral received
Cash	$6,493	$3,693
Securities	6,704	10,238

Total collateral received	$13,197	$13,931

Collateral permitted to be repledged	$13,197	$13,931
Amount of collateral repledged	—	—

As of December 31, 2012, IBRD received total cash collateral of $6,493 million ($3,693 million—June 30, 2012), out of which $1,300 million was invested in highly liquid instruments (Nil—June 30, 2012).

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and ABS. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$2	$7	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$2	$7	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    19

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2012, IBRD had received securities with a fair value of $147 million ($209 million—June 30, 2012). None of these securities had been transferred under repurchase or securities lending agreements as of that date (Nil—June 30, 2012).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of December 31, 2012, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and High-risk classes.

As of December 31, 2012, only 0.32% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.21% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analyses can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of IBRD’s loans as at December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,858	$13,858
Medium	—	—	—	—	—	—	74,051	74,051
High	10	—	—	—	—	10	54,499	54,509

Loans in accrual status[a]	10	—	—	—	—	10	142,408	142,418
Loans in nonaccrual status[a]	—	—	—	5	442	447	16	463
Loan at fair value[b]	—	—	—	—	—	—	155	155

Total	$10	$—	$—	$5	$442	$457	$142,579	$143,036

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

In millions of U.S. dollars

	June 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,799	$14,799
Medium	—	—	—	—	—	—	68,191	68,191
High	10	—	—	—	—	10	52,738	52,748

Loans in accrual status[a]	10	—	—	—	—	10	135,728	135,738
Loans in nonaccrual status[a]	—	—	—	13	428	441	21	462
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$10	$—	$—	$13	$428	$451	$135,874	$136,325

a.	At amortized cost
b.	For the loan at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2012, and for the fiscal year ended June 30, 2012, are summarized below:

In millions of U.S. dollars

	December 31, 2012			June 30, 2012
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,690	$35	$1,725	$1,549	$29	$1,578
Provision	29	1	30	181	8	189
Translation adjustment	13	1	14	(40)	(2)	(42)

Accumulated provision, end of the period/fiscal year	$1,732	$37	$1,769	$1,690	$35	$1,725

Composed of accumulated provision for losses on:
Loans in accrual status	$1,501			$1,459
Loans in nonaccrual status	231			231

Total	$1,732			$1,690

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$142,418			$135,738
Loans at amortized cost in nonaccrual status	463			462
Loan at fair value in accrual status	155			125

Total	$143,036			$136,325

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Fair value adjustment on non-trading portfolios, net

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    21

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by International Development Association (IDA) to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At December 31, 2012, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2012 and June 30, 2012, and for the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Recorded investment in nonaccrual loans[a]	$463	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the period/fiscal year	463	464
Overdue amounts of nonaccrual loans	786	761
of which:
Principal	447	441
Interest and charges	339	320

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Interest income not recognized as a result of loans being in nonaccrual status	$9	$10	$18	$19

During the three and six months ended December 31, 2012 and December 31, 2011, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at December 31, 2012 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$786	October 2000

Guarantees

Guarantees of $1,822 million were outstanding at December 31, 2012 ($1,753 million—June 30, 2012). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At December 31, 2012, liabilities of $54 million ($50 million—June 30, 2012), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $21 million ($18 million—June 30, 2012).

During the six months ended December 31, 2012, and December 30, 2011, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

The reduction in net income during the three and six months ended December 31, 2012 and December 31, 2011 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Interest waivers	$32	$35	$65	$72
Commitment charge waivers	4	7	9	15
Loan origination fee waivers	5	7	10	14

Total	$41	$49	$84	$101

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to the net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2012, loans to two countries generated an excess of 10 percent of total loan income; this amounted to $135 million and $134 million, respectively.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2012, and December 31, 2011, is presented in the following table:

In millions of U.S. dollars

	December 31, 2012		December 31, 2011
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,986	$7	$1,427	$5
East Asia and Pacific	28,175	252	27,479	236
Europe and Central Asia	39,955	271	37,503	348
Latin America and the Caribbean	48,856	555	45,373	523
Middle East and North Africa	10,563	89	9,705	98
South Asia	13,267	68	13,134	55
Other[a]	234	1	46	1

Total	$143,036	$1,243	$134,667	$1,266

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at December 31, 2012 was 2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31,			Six Months Ended December 31,
	2012	2011		2012	2011
Beginning of the period/fiscal year	$138	$120		$125	$139
Total unrealized gains (losses) in:
Net income	3	11		12	2
Other comprehensive income	14	(*	)	18	(10)

End of the period	$155	$131		$155	$131

*	Indicates amount less than $0.5 million.

The following table reflects the fair value adjustment (unrealized gains or losses) on the Level 3 loan included in income for the three and six months ended December 31, 2012 and December 31, 2011, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(1)	$10	$6	$(1)

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012		June 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$140,872	$140,696	$134,209	$132,198

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    23

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2012 and June 30, 2012, except for the one loan which was reported at fair value, all other loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2012, 93% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Borrowings	$146,864	$145,339
Currency swaps, net	(9,065)	(9,663)
Interest rate swaps, net	(2,644)	(2,601)

	$135,155	$133,075

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the instruments in the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2012 and June 30, 2012 is as follows:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Level 1	$—	$—
Level 2	137,004	134,371
Level 3	9,860	10,968

	$146,864	$145,339

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2012 and December 31, 2011 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Beginning of the period/fiscal year	$10,928	$12,429	$10,968	$12,416
Total realized/ unrealized losses (gains) in:
Net income	860	178	922	482
Other comprehensive income	(963)	(102)	(708)	281
Issuances	13	19	53	20
Settlements	(624)	(206)	(689)	(836)
Transfers out, net	(354)	(32)	(686)	(77)

End of the period	$9,860	$12,286	$9,860	$12,286

Information on the unrealized gains or losses included in income for the three and six months ended December 31, 2012 and December 31, 2011, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(794)	$(159)	$(852)	$(447)

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2012 and December 31, 2011, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(304)	$(325)	$(491)	$(3,951)

During the six months ended December 31, 2012, and December 31, 2011, IBRD’s credit spreads remained largely unchanged.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at December 31, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) December 31, 2012	Range (average) June 30, 2012
Borrowings	$9,860	$10,968	Discounted Cash Flow	Correlations	-24% to 87% (14%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	16% to 33% (23%)	17% to 35% (26%)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31, 2012		Six Months Ended December 31, 2012
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$354	$(354)	$686	$(686)

In millions of U.S. dollars

	Three Months Ended December 31, 2011		Six Months Ended December 31, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$32	$(32)	$77	$(77)

Transfers from Level 3 to Level 2 are due to increased price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2012	$146,864	$149,509	$(2,645)
June 30, 2012	$145,339	$149,655	$(4,316)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    25

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, and structured swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately five years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on

December 31, 2012 is $628 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on December 31, 2012, the amount of collateral required to be posted by IBRD would have been $88 million. In contrast, IBRD received collateral totaling $13,197 million as of December 31, 2012, in relation to swap transactions (see Note C-Investments).

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2012 and June 30, 2012:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets			Derivative liabilities
	Condensed Balance Sheet location	December 31, 2012	June 30, 2012	Condensed Balance Sheet location	December 31, 2012	June 30, 2012
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$—	$5	Other liabilities	$1	$—
Interest rate swaps	Derivative assets	11,982	12,140	Derivative liabilities	5,916	6,153
Currency swaps[a]	Derivative assets	144,579	148,673	Derivative liabilities	135,538	138,684
Other[b]	Derivative assets	*	*	Derivative liabilities	*	—

Total Derivatives		$156,561	$160,819		$141,455	$144,837

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 30, 2012 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	December 31, 2012	June 30, 2012
Investment portfolio
Interest rate swaps
Notional principal	$7,361	$7,319
Credit exposure	129	135
Currency swaps (including currency forward contracts)
Credit exposure	267	413
Exchange traded Options and Futures contracts[a]
Notional long position	2,596	272
Notional short position	3,215	2,009
Other derivatives[b]
Notional long position	67	95
Credit exposure	*	*

Client operations
Interest rate swaps
Notional principal	18,168	18,215
Credit exposure	1,643	1,720
Currency swaps
Credit exposure	1,759	1,446

Borrowing portfolio
Interest rate swaps
Notional principal	141,737	147,872
Credit exposure	6,623	6,647
Currency swaps
Credit exposure	14,342	15,506

Other derivatives
Interest rate swaps
Notional principal	41,930	38,563
Credit exposure	4,095	4,021
Currency swaps
Credit exposure	156	229

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. Options and futures contracts include interest rate and equity futures contracts.
b.	These relate to TBA securities
*	Indicates amount less than $0.5 million.

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and six months ended December 31, 2012 and December 31, 2011 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended December 31,		Six Months Ended December 31,
	Condensed Statement of Income location	Gains (Losses)		Gains (Losses)
		2012	2011	2012	2011
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(326)	$(203)	$50	$1,030
Currency swaps	Fair value adjustment on non-trading portfolios, net	416	306	829	2,056

Total		$90	$103	$879	$3,086

a.	For alternative disclosures about trading derivatives, see the following table.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    27

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investments portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Condensed Statement of Income Location	Investments-Trading, net		Investments-Trading, net
	Gains (Losses)		Gains (Losses)
	2012	2011	2012	2011
Type of instrument
Fixed income	$2	$(41)	$47	$(49)
Equity	5	53	10	(72)

Total	$7	$12	$57	$(121)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and June 30, 2012 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,946	$—	$5,946
Currency swaps	—	9,252	—	9,252
Interest rate swaps	—	129	—	129
Other[a]	—	*	—	*

	—	15,327	—	15,327

Client operations
Currency swaps	—	27,741	—	27,741
Interest rate swaps	—	1,587	—	1,587

	—	29,328	—	29,328

Borrowings
Currency swaps	—	88,388	12,538	100,926
Interest rate swaps	—	6,396	17	6,413

	—	94,784	12,555	107,339

Other assets/liabilities
Currency swaps	—	714	—	714
Interest rate swaps	—	3,853	—	3,853

	—	4,567	—	4,567

Total derivative assets	$—	$144,006	$12,555	$156,561

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,894	$—	$5,894
Currency swaps	—	9,496	—	9,496
Interest rate swaps	—	295	—	295
Other[a]	—	*	—	*

	—	15,685	—	15,685

Client operations
Currency swaps	—	27,729	—	27,729
Interest rate swaps	—	1,580	—	1,580

	—	29,309	—	29,309

Borrowings
Currency swaps	—	80,860	11,001	91,861
Interest rate swaps	—	3,760	9	3,769

	—	84,620	11,010	95,630

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	272	—	272

	—	830	—	830

Total derivative liabilities	$—	$130,444	$11,010	$141,454

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,542	$—	$6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

	—	18,554	—	18,554

Client operations
Currency swaps	—	25,891	—	25,891
Interest rate swaps	—	1,669	—	1,669

	—	27,560	—	27,560

Borrowings
Currency swaps	—	89,614	13,962	103,576
Interest rate swaps	—	6,520	7	6,527

	—	96,134	13,969	110,103

Other assets/liabilities
Currency swaps	—	788	—	788
Interest rate swaps	—	3,809	—	3,809

	—	4,597	—	4,597

Total derivative assets	$—	$146,845	$13,969	$160,814

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,448	$—	$6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

	—	18,631	—	18,631

Client operations
Currency swaps	—	25,889	—	25,889
Interest rate swaps	—	1,662	—	1,662

	—	27,551	—	27,551

Borrowings
Currency swaps	—	81,915	11,998	93,913
Interest rate swaps	—	3,903	23	3,926

	—	85,818	12,021	97,839

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	258	—	258

	—	816	—	816

Total derivative liabilities	$—	$132,816	$12,021	$144,837

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31, 2012			Six Months Ended December 31, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$2,203	$(3)	$2,200	$1,964	$(16)	$1,948
Total realized/unrealized gains or (losses) in:
Net income	596	11	607	686	24	710
Other comprehensive income	(1,016)	—	(1,016)	(770)	—	(770)
Issuances	(5)	—	(5)	(9)	—	(9)
Settlements	(178)	—	(178)	(193)	—	(193)
Transfers out, net	(63)	—	(63)	(141)	—	(141)

End of the period	$1,537	$8	$1,545	$1,537	$8	$1,545

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    29

In millions of U.S. dollars

	Three Months Ended December 31, 2011			Six Months Ended December 31, 2011
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$1,950	$3	$1,953	$1,303	$40	$1,343
Total realized/unrealized gains or (losses) in:
Net income	251	3	254	690	(34)	656
Other comprehensive income	(94)	—	(94)	335	—	335
Issuances	(9)	—	(9)	(14)	—	(14)
Settlements	(38)	—	(38)	(237)	—	(237)
Transfers out, net	(12)	—	(12)	(29)	—	(29)

End of the period	$2,048	$6	$2,054	$2,048	$6	$2,054

Unrealized gains or losses included in income for the three and six months ended December 31, 2012 and December 31, 2011, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2012	2011	2012	2011
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$559	$253	$664	$630

The table below provides the details of all inter-level transfers during the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31, 2012		Six Months Ended December 31, 2012
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$63	$(63)	$141	$(141)

In millions of U.S. dollars

	Three Months Ended December 31, 2011		Six Months Ended December 31, 2011
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$12	$(12)	$29	$(29)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at December 31, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) December 31, 2012	Range (average) June 30, 2012
Currency swaps, interest rates swaps	$1,545	$1,948	Discounted Cash Flow	Correlations	-24% to 87% (14%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	16% to 33% (23%)	17% to 35% (26%)

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, and basis spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2012, IBRD’s Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in Restricted Retained Earnings by $13 million, and a reduction in the LTIP Reserve by $225 million.

On October 12, 2012, IBRD’s Board of Governors approved an immediate transfer to IDA of $608 million. This transfer was made on October 16, 2012.

Retained earnings comprise the following components at December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012	June 30, 2012
Special Reserve	$293	$293
General Reserve	26,742	26,351
Pension Reserve	1,159	1,162
Surplus	172	172
LTIP Reserve	—	225
Cumulative fair value adjustments[a]	48	857
Unallocated Net Income (Loss)	859	(26)
Restricted Retained Earnings	25	13

Total	$29,298	$29,047

a.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Three Months Ended December 31, 2012			Six Months Ended December 31, 2012
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$93	$21	$7	$185	$42	$15
Interest cost	133	24	7	266	49	13
Expected return on plan assets	(180)	(25)	—	(360)	(50)	—
Amortization of unrecognized prior service costs	2	4	*	4	7	*
Amortization of unrecognized net actuarial losses	47	12	7	95	23	15

Net periodic pension cost of which:	$95	$36	$21	$190	$71	$43

IBRD’s Share	$43	$16	$9	$89	$33	$20
IDA’s Share	$52	$20	$12	$101	$38	$23

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    31

In millions of U.S. dollars

	Three Months Ended December 31, 2011			Six Months Ended December 31, 2011
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$75	$15	$7	$151	$31	$12
Interest cost	155	26	7	309	51	14
Expected return on plan assets	(196)	(27)	—	(390)	(53)	—
Amortization of unrecognized prior service costs	2	—	*	4	—	*
Amortization of unrecognized net actuarial losses	10	6	4	18	12	9

Net periodic pension cost of which:	$46	$20	$18	$92	$41	$35

IBRD’s Share	$21	$9	$8	$43	$19	$16
IDA’s Share	$25	$11	$10	$49	$22	$19

*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At December 31, 2012 and June 30, 2012, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	December 31, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$337	$7,265	$(6,914)	$(953)	$(265)
IFC	234	39	—	—	(128)	145
MIGA	—	3	—	—	(6)	(3)

	$234	$379	$7,265	$(6,914)	$(1,087)	$(123)

In millions of U.S. dollars

	June 30, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$375	$7,714	$(7,327)	$(1,006)	$(244)
IFC	42	48	—	—	(120)	(30)
MIGA	—	1	—	—	(5)	(4)

	$42	$424	$7,714	$(7,327)	$(1,131)	$(278)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2012, the balance of the loan under this facility amounted to $38 million ($42 million—June 30, 2012) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR minus 25 basis points (0.26% as of December 31, 2012) and is not eligible for interest waivers. At December 31, 2012, the balance of this loan was $196 million.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and six months ended December 31, 2012, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $390 million and $733 million, respectively ($338 million and $639 million, respectively—three and six months ended December 31, 2011).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and six months ended December 31, 2012, IBRD’s other income is net of income allocated to IDA of $62 million and $97 million, respectively ($52 million and $89 million, respectively—three and six months ended December 31, 2011).

For the three and six months ended December 31, 2012 and December 31, 2011, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Fees charged to IFC	$10	$10	$17	$17
Fees charged to MIGA	2	2	3	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2012 and December 31, 2011:

In millions of U.S. dollars

	Six Months Ended December 31, 2012
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$313	$500	$(516)	$(4,544)	$(170)	$(4,417)
Changes from period activity	339	—	2	133	11	485

Balance, end of the period	$652	$500	$(514)	$(4,411)	$(159)	$(3,932)

In millions of U.S. dollars

	Six Months Ended December 31, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(570)	—	2	39	4	(525)

Balance, end of the period	$446	$500	$(519)	$(2,346)	$(25)	$(1,944)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)    33

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2012 and June 30, 2012:

In millions of U.S. dollars

	December 31, 2012			June 30, 2012
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$7,259	$7,259		$5,806	$5,806
Investments (including Securities purchased under resale agreements)	31,352	31,352		33,675	33,675
Net Loans Outstanding	140,872	140,696		134,209	132,198
Derivative Assets
Investments	15,327	15,327		18,554	18,554
Client operations	29,328	29,328		27,560	27,560
Borrowings	107,339	107,339		110,103	110,103
Other assets/liabilities	4,567	4,567		4,597	4,597
Borrowings	146,864	146,865	[a]	145,339	145,337	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	6,495	6,495		3,700	3,700
Derivative Liabilities
Investments	15,685	15,685		18,631	18,631
Client operations	29,309	29,309		27,551	27,551
Borrowings	95,630	95,630		97,839	97,839
Other assets/liabilities	830	830		816	816

a.	Includes $1 million ($2 million—June 30, 2012) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of December 31, 2012 and June 30, 2012, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and six months ended December 31, 2012 and December 31, 2011.

In millions of U.S. dollars

	Three months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Fair value adjustments, net— gains (losses):
Borrowings—Note E	$(304)	$(325)	$(491)	$(3,951)
Derivatives—Note F
Borrowing derivatives[a]	289	123	875	1,841
Other assets/liabilities derivatives	(208)	(17)	(4)	1,247
Client operations derivatives	9	(3)	8	(2)
Loan—Note D	(1)	10	6	(1)

Total	$(215)	$(212)	$394	$(866)

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2012 (UNAUDITED)

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Accountants’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2012, the related condensed statements of income and comprehensive income for the three and six-month periods ended December 31, 2012 and 2011, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2012 and 2011. These condensed quarterly financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the condensed quarterly financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed quarterly financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 9, 2012, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2012, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

February 11, 2013

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 1 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1017AUD02.91	0000011644	AUD	94,500,000.00	97,401,150.00	02-Oct-2012	23-Oct-2012	24-Oct-2017
BOND/SELL AUD/IBRD/GDIF/1022AUD00.50	0000011645	AUD	42,200,000.00	43,495,540.00	02-Oct-2012	23-Oct-2012	24-Oct-2022
BOND/SELL AUD/IBRD/GDIF/0116AUDSTR01	0000011878	AUD	100,000,000.00	105,265,000.00	18-Dec-2012	04-Jan-2013	04-Jan-2016
BOND/SELL AUD/IBRD/GDIF/0829AUD00.00	0000011660	AUD	100,000,000.00	102,365,000.00	10-Oct-2012	19-Oct-2012	28-Aug-2029
BOND/SELL AUD/IBRD/GDIF/0829AUD00.00	0000011719	AUD	100,000,000.00	103,540,000.00	05-Nov-2012	13-Nov-2012	28-Aug-2029

Sub-total New Borrowings - Australian Dollar			436,700,000.00	452,066,690.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011647	BRL	50,000,000.00	24,707,829.91	04-Oct-2012	11-Oct-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011672	BRL	100,000,000.00	48,924,875.85	15-Oct-2012	22-Oct-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011764	BRL	35,000,000.00	16,989,054.20	14-Nov-2012	20-Nov-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011857	BRL	175,000,000.00	83,961,042.08	06-Dec-2012	13-Dec-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/1219BRL00.50	0000011768	BRL	36,760,000.00	17,843,360.92	14-Nov-2012	20-Dec-2012	20-Dec-2019

Sub-total New Borrowings - Brazilian Real			396,760,000.00	192,426,162.96

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0814COP04.00	0000011727	COP	20,000,000,000.00	10,925,976.51	06-Nov-2012	13-Nov-2012	15-Aug-2014
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011823	COP	20,000,000,000.00	10,968,520.35	29-Nov-2012	06-Dec-2012	10-Sep-2015

Sub-total New Borrowings - Colombian Peso			40,000,000,000.00	21,894,496.86

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 2 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
BOND/SELL EUR/IBRD/GDIF/1020EUR00.958	0000011657	EUR	26,000,000.00	33,446,400.00	10-Oct-2012	26-Oct-2012	26-Oct-2020
BOND/SELL EUR/IBRD/GDIF/1117EUR00.458	0000011688	EUR	26,000,000.00	33,985,900.00	22-Oct-2012	09-Nov-2012	09-Nov-2017
BOND/SELL EUR/IBRD/GDIF/1121EUR01.236	0000011695	EUR	15,000,000.00	19,493,250.00	25-Oct-2012	09-Nov-2012	09-Nov-2021
BOND/SELL EUR/IBRD/GDIF/1118EUR0.623	0000011698	EUR	39,000,000.00	50,350,950.00	29-Oct-2012	09-Nov-2012	09-Nov-2018
BOND/SELL EUR/IBRD/GDIF/1119EUR00.805	0000011721	EUR	36,000,000.00	46,101,600.00	06-Nov-2012	26-Nov-2012	26-Nov-2019
BOND/SELL EUR/IBRD/GDIF/1121EUR01.063	0000011750	EUR	36,000,000.00	45,757,800.00	12-Nov-2012	26-Nov-2012	26-Nov-2021
BOND/SELL EUR/IBRD/GDIF/1218EUR00.49	0000011744	EUR	20,000,000.00	25,421,000.00	12-Nov-2012	07-Dec-2012	07-Dec-2018
BOND/SELL EUR/IBRD/GDIF/1220EUR00.83	0000011782	EUR	27,000,000.00	34,484,400.00	19-Nov-2012	07-Dec-2012	07-Dec-2020
BOND/SELL EUR/IBRD/GDIF/1222EUR01.19	0000011807	EUR	26,000,000.00	33,673,900.00	27-Nov-2012	07-Dec-2012	07-Dec-2022
BOND/SELL EUR/IBRD/GDIF/1217EUR00.203	0000011834	EUR	35,000,000.00	45,598,000.00	03-Dec-2012	21-Dec-2012	21-Dec-2017
BOND/SELL EUR/IBRD/GDIF/1221EUR01.005	0000011838	EUR	23,000,000.00	29,964,400.00	03-Dec-2012	21-Dec-2012	21-Dec-2021
BOND/SELL EUR/IBRD/GDIF/1218EUR00.426	0000011850	EUR	29,000,000.00	37,926,200.00	05-Dec-2012	21-Dec-2012	21-Dec-2018
BOND/SELL EUR/IBRD/GDIF/0123EUR01.04	0000011859	EUR	28,000,000.00	36,204,000.00	07-Dec-2012	11-Jan-2013	11-Jan-2023
BOND/SELL EUR/IBRD/GDIF/0119EUR00.38	0000011867	EUR	20,000,000.00	26,054,000.00	12-Dec-2012	11-Jan-2013	11-Jan-2019
BOND/SELL EUR/IBRD/GDIF/0118EUR00.18	0000011884	EUR	19,000,000.00	25,081,900.00	21-Dec-2012	11-Jan-2013	11-Jan-2018
BOND/SELL EUR/IBRD/GDIF/0123EUR01.094	0000011885	EUR	19,000,000.00	25,081,900.00	21-Dec-2012	11-Jan-2013	11-Jan-2023

Sub-total New Borrowings - Euro			424,000,000.00	548,625,600.00

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000011677	MXN	250,000,000.00	19,503,214.13	17-Oct-2012	24-Oct-2012	17-Nov-2015
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011702	MXN	300,000,000.00	22,945,954.63	30-Oct-2012	06-Nov-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011751	MXN	700,000,000.00	52,979,530.98	13-Nov-2012	20-Nov-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/1222MXN00.50	0000011765	MXN	2,400,000,000.00	181,949,130.06	14-Nov-2012	13-Dec-2012	13-Dec-2022
BOND/SELL MXN/IBRD/GDIF/1217MXN03.40	0000011772	MXN	250,000,000.00	18,953,034.38	14-Nov-2012	18-Dec-2012	18-Dec-2017
BOND/SELL MXN/IBRD/GDIF/1114MXN03.75	0000011879	MXN	250,000,000.00	19,679,770.77	19-Dec-2012	28-Dec-2012	06-Nov-2014
BOND/SELL MXN/IBRD/GDIF/0118MXN03.55	0000011883	MXN	300,000,000.00	23,476,199.05	20-Dec-2012	22-Jan-2013	22-Jan-2018

Sub-total New Borrowings - Mexican Peso			4,450,000,000.00	339,486,833.99

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 3 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/1219MYR02.50	0000011839	MYR	16,500,000.00	5,424,063.12	03-Dec-2012	10-Dec-2012	10-Dec-2019
BOND/SELL MYR/IBRD/GDIF/1219MYR02.50	0000011888	MYR	6,500,000.00	2,124,183.01	21-Dec-2012	09-Jan-2013	10-Dec-2019

Sub-total New Borrowings - Malaysian Ringgit			23,000,000.00	7,548,246.12

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011650	NGN	2,000,000,000.00	12,726,700.00	05-Oct-2012	12-Oct-2012	30-Oct-2013
BOND/SELL NGN/IBRD/GDIF/0514NGN10.75	0000011876	NGN	5,300,000,000.00	33,586,842.00	18-Dec-2012	28-Dec-2012	13-May-2014
BOND/SELL NGN/IBRD/GDIF/0514NGN10.75	0000011701	NGN	4,500,000,000.00	28,616,850.00	29-Oct-2012	13-Nov-2012	13-May-2014

Sub-total New Borrowings - Nigerian Naira			11,800,000,000.00	74,930,392.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011668	RUB	600,000,000.00	19,362,958.66	12-Oct-2012	23-Oct-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0719RUB06.50	0000011785	RUB	250,000,000.00	7,986,582.54	20-Nov-2012	30-Nov-2012	26-Jul-2019
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011875	RUB	1,400,000,000.00	45,416,280.76	17-Dec-2012	27-Dec-2012	10-Jul-2014

Sub-total New Borrowings - Russian Rouble			2,250,000,000.00	72,765,821.96

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000011646	TRY	25,000,000.00	13,947,779.51	03-Oct-2012	10-Oct-2012	09-May-2017
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000011673	TRY	50,000,000.00	27,624,309.39	15-Oct-2012	22-Oct-2012	23-Jul-2015

Sub-total New Borrowings - Turkish Lira			75,000,000.00	41,572,088.91

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 4 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/1017USD00.51	0000011648	USD	10,000,000.00	10,000,000.00	04-Oct-2012	12-Oct-2012	12-Oct-2017
BOND/SELL USD/IBRD/GDIF/1027USDSTR02	0000011651	USD	23,000,000.00	23,000,000.00	05-Oct-2012	22-Oct-2012	22-Oct-2027
BOND/SELL USD/IBRD/GDIF/0522USD01.58	0000011659	USD	38,000,000.00	38,000,000.00	10-Oct-2012	26-Oct-2012	26-May-2022
BOND/SELL USD/IBRD/GDIF/0520USD01.206	0000011670	USD	38,000,000.00	38,000,000.00	12-Oct-2012	26-Oct-2012	26-May-2020
BOND/SELL USD/IBRD/GDIF/0515USD00.22	0000011681	USD	38,000,000.00	38,000,000.00	18-Oct-2012	26-Oct-2012	26-May-2015
BOND/SELL USD/IBRD/GDIF/0520USD01.305	0000011683	USD	38,000,000.00	38,000,000.00	19-Oct-2012	26-Oct-2012	26-May-2020
BOND/SELL USD/IBRD/GDIF/1127USDSTR01	0000011682	USD	5,000,000.00	5,000,000.00	18-Oct-2012	01-Nov-2012	01-Nov-2027
BOND/SELL USD/IBRD/GDIF/0719USDSTR03	0000011696	USD	120,000,000.00	120,000,000.00	26-Oct-2012	05-Nov-2012	03-Jul-2019
BOND/SELL USD/IBRD/GDIF/1118USDSTR	0000011697	USD	80,000,000.00	80,000,000.00	26-Oct-2012	05-Nov-2012	09-Nov-2018
BOND/SELL USD/IBRD/GDIF/1119USD01.22	0000011690	USD	37,000,000.00	37,000,000.00	23-Oct-2012	13-Nov-2012	13-Nov-2019
BOND/SELL USD/IBRD/GDIF/0715USD00.262	0000011694	USD	37,000,000.00	37,000,000.00	25-Oct-2012	13-Nov-2012	13-Jul-2015
BOND/SELL USD/IBRD/GDIF/1117USDSTR01	0000011686	USD	5,000,000.00	5,000,000.00	19-Oct-2012	15-Nov-2012	15-Nov-2017
BOND/SELL USD/IBRD/GDIF/1119USD01.031	0000011760	USD	100,000,000.00	100,000,000.00	13-Nov-2012	20-Nov-2012	20-Nov-2019
BOND/SELL USD/IBRD/GDIF/0619USD00.954	0000011738	USD	56,000,000.00	56,000,000.00	08-Nov-2012	26-Nov-2012	26-Jun-2019
BOND/SELL USD/IBRD/GDIF/0621USD01.28	0000011752	USD	38,000,000.00	38,000,000.00	13-Nov-2012	26-Nov-2012	28-Jun-2021
BOND/SELL USD/IBRD/GDIF/0614USD00.127	0000011756	USD	38,000,000.00	38,000,000.00	13-Nov-2012	26-Nov-2012	26-Jun-2014
BOND/SELL USD/IBRD/GDIF/0714USD00.13	0000011757	USD	19,000,000.00	19,000,000.00	13-Nov-2012	26-Nov-2012	28-Jul-2014
BOND/SELL USD/IBRD/GDIF/1119USD01.02	0000011780	USD	50,000,000.00	50,000,000.00	16-Nov-2012	26-Nov-2012	26-Nov-2019
BOND/SELL USD/IBRD/GDIF/1217USDSTR01	0000011854	USD	30,000,000.00	30,000,000.00	05-Dec-2012	12-Dec-2012	12-Dec-2017
BOND/SELL USD/IBRD/GDIF/1015USD00.266	0000011808	USD	38,000,000.00	38,000,000.00	27-Nov-2012	14-Dec-2012	14-Oct-2015
BOND/SELL USD/IBRD/GDIF/0716USD00.356	0000011809	USD	38,000,000.00	38,000,000.00	27-Nov-2012	14-Dec-2012	14-Jul-2016
BOND/SELL USD/IBRD/GDIF/1020USD01.225	0000011810	USD	38,000,000.00	38,000,000.00	27-Nov-2012	14-Dec-2012	14-Oct-2020
BOND/SELL USD/IBRD/GDIF/1014USD00.145	0000011821	USD	38,000,000.00	38,000,000.00	29-Nov-2012	14-Dec-2012	14-Oct-2014
BOND/SELL USD/IBRD/GDIF/0123USD01.556	0000011822	USD	38,000,000.00	38,000,000.00	29-Nov-2012	14-Dec-2012	17-Jan-2023
BOND/SELL USD/IBRD/GDIF/0114USDFRN	0000011858	USD	270,000,000.00	270,000,000.00	06-Dec-2012	14-Dec-2012	03-Jan-2014
BOND/SELL USD/IBRD/GDIF/1222USDSTR01	0000011815	USD	10,000,000.00	10,000,000.00	28-Nov-2012	20-Dec-2012	20-Dec-2022
BOND/SELL USD/IBRD/GDIF/0116USD00.259	0000011835	USD	38,000,000.00	38,000,000.00	03-Dec-2012	21-Dec-2012	21-Jan-2016

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 5 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/0118USD00.598	0000011836	USD	38,000,000.00	38,000,000.00	03-Dec-2012	21-Dec-2012	22-Jan-2018
BOND/SELL USD/IBRD/GDIF/1021USD01.347	0000011837	USD	38,000,000.00	38,000,000.00	03-Dec-2012	21-Dec-2012	21-Oct-2021
BOND/SELL USD/IBRD/GDIF/1016USD00.355	0000011844	USD	38,000,000.00	38,000,000.00	04-Dec-2012	21-Dec-2012	21-Oct-2016
BOND/SELL USD/IBRD/GDIF/1018USD00.768	0000011845	USD	38,000,000.00	38,000,000.00	04-Dec-2012	21-Dec-2012	22-Oct-2018
BOND/SELL USD/IBRD/GDIF/1022USD01.526	0000011846	USD	38,000,000.00	38,000,000.00	04-Dec-2012	21-Dec-2012	21-Oct-2022
BOND/SELL USD/IBRD/GDIF/1220USD01.337	0000011873	USD	100,000,000.00	100,000,000.00	14-Dec-2012	21-Dec-2012	21-Dec-2020
BOND/SELL USD/IBRD/GDIF/1227USDSTR01	0000011874	USD	3,850,000.00	3,850,000.00	14-Dec-2012	21-Dec-2012	21-Dec-2027
BOND/SELL USD/IBRD/GDIF/0117USD00.372	0000011849	USD	38,000,000.00	38,000,000.00	05-Dec-2012	07-Jan-2013	10-Jan-2017
BOND/SELL USD/IBRD/GDIF/1017USD00.510	0000011860	USD	38,000,000.00	38,000,000.00	10-Dec-2012	07-Jan-2013	10-Oct-2017
BOND/SELL USD/IBRD/GDIF/0119USD00.797	0000011861	USD	38,000,000.00	38,000,000.00	10-Dec-2012	07-Jan-2013	07-Jan-2019
BOND/SELL USD/IBRD/GDIF/0121USD01.208	0000011863	USD	38,000,000.00	38,000,000.00	10-Dec-2012	07-Jan-2013	07-Jan-2021
BOND/SELL USD/IBRD/GDIF/0115USD00.175	0000011886	USD	58,000,000.00	58,000,000.00	21-Dec-2012	07-Jan-2013	07-Jan-2015
BOND/SELL USD/IBRD/GDIF/0120USD01.163	0000011887	USD	21,000,000.00	21,000,000.00	21-Dec-2012	07-Jan-2013	07-Jan-2020
BOND/SELL USD/IBRD/GDIF/1213USDSTR03	0000011770	USD	70,300,000.00	70,300,000.00	14-Nov-2012	23-Nov-2012	20-Dec-2013
BOND/SELL USD/IBRD/GDIF/1242USDSTR01	0000011798	USD	113,900,000.00	113,900,000.00	23-Nov-2012	06-Dec-2012	06-Dec-2042
BOND/SELL USD/IBRD/GDIF/0143USDSTR	0000011870	USD	144,450,000.00	144,450,000.00	13-Dec-2012	07-Jan-2013	07-Jan-2043

Sub-total New Borrowings - United States Dollar			2,161,500,000.00	2,161,500,000.00

Total New Borrrowings				3,912,816,332.80

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 6 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1112AUD01.00	0000006003	AUD	(750,000,000.00)	(779,737,500.00)	22-Oct-2002	20-Nov-2002	20-Nov-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD01.00	0000006072	AUD	(18,000,000.00)	(18,988,200.00)	27-Nov-2002	12-Dec-2002	13-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD04.15	0000009338	AUD	(60,000,000.00)	(63,234,000.00)	14-Nov-2008	15-Dec-2008	17-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1012AUD02.91	0000009498	AUD	(50,000,000.00)	(51,617,500.00)	26-Feb-2009	26-Mar-2009	22-Oct-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD03.06	0000009547	AUD	(25,000,000.00)	(26,226,250.00)	02-Apr-2009	07-May-2009	20-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD03.36	0000009581	AUD	(15,000,000.00)	(15,735,750.00)	07-May-2009	04-Jun-2009	20-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1012AUD04.58	0000009823	AUD	(35,000,000.00)	(36,356,250.00)	24-Sep-2009	20-Oct-2009	18-Oct-2012
BOND/SELL AUD/IBRD/GDIF/1112AUD05.20	0000009869	AUD	(30,000,000.00)	(31,270,500.00)	26-Oct-2009	12-Nov-2009	13-Nov-2012
BOND/SELL AUD/IBRD/GDIF/1112AUD05.20A	0000009871	AUD	(30,000,000.00)	(31,180,500.00)	27-Oct-2009	19-Nov-2009	19-Nov-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD05.00	0000009909	AUD	(7,000,000.00)	(7,340,550.00)	18-Nov-2009	10-Dec-2009	10-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD05.075	0000009937	AUD	(30,000,000.00)	(31,579,500.00)	27-Nov-2009	17-Dec-2009	18-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1212AUD04.30	0000010471	AUD	(70,000,000.00)	(73,433,500.00)	24-Nov-2010	03-Dec-2010	20-Dec-2012

Sub-total Matured Borrowings - Australian Dollar			(1,120,000,000.00)	(1,166,700,000.00)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1212BRL09.25	0000009763	BRL	(100,000,000.00)	(48,483,673.12)	13-Aug-2009	20-Aug-2009	20-Dec-2012
BOND/SELL BRL/IBRD/GDIF/1212BRL09.25	0000009970	BRL	(50,000,000.00)	(24,241,836.56)	14-Jan-2010	22-Jan-2010	20-Dec-2012
BOND/SELL BRL/IBRD/GDIF/1212BRL09.25	0000010224	BRL	(225,000,000.00)	(109,088,264.53)	02-Jun-2010	22-Jun-2010	20-Dec-2012

Sub-total Matured Borrowings - Brazilian Real			(375,000,000.00)	(181,813,774.21)

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/1212CAD04.30	0000008425	CAD	(850,000,000.00)	(863,163,239.40)	20-Nov-2007	30-Nov-2007	15-Dec-2012
BOND/SELL CAD/IBRD/GDIF/1012CADSTR01	0000009709	CAD	(121,000,000.00)	(121,358,006.12)	22-Jul-2009	31-Jul-2009	31-Oct-2012

Sub-total Matured Borrowings - Canadian Dollar			(971,000,000.00)	(984,521,245.52)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 7 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
BOND/SELL EUR/IBRD/GDIF/1012SDREUR1	0000010080	EUR	(25,312,991.72)	(32,811,965.52)	01-Oct-2009	13-Oct-2009	15-Oct-2012
BOND/SELL EUR/IBRD/GDIF/1112SDREUR1	0000010083	EUR	(25,061,807.84)	(32,094,151.12)	29-Oct-2009	06-Nov-2009	06-Nov-2012

Sub-total Matured Borrowings - Euro			(50,374,799.56)	(64,906,116.64)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1012SDRGBP1	0000010081	GBP	(6,252,540.09)	(10,038,453.11)	01-Oct-2009	13-Oct-2009	15-Oct-2012
BOND/SELL GBP/IBRD/GDIF/1112SDRGBP1	0000010084	GBP	(6,107,243.19)	(9,759,374.62)	29-Oct-2009	06-Nov-2009	06-Nov-2012

Sub-total Matured Borrowings - Pound Sterling			(12,359,783.28)	(19,797,827.73)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1012SDRJPY1	0000010082	JPY	(1,074,420,000)	(13,649,495.01)	01-Oct-2009	13-Oct-2009	15-Oct-2012
BOND/SELL JPY/IBRD/GDIF/1112SDRJPY1	0000010085	JPY	(1,092,780,000)	(13,627,384.96)	29-Oct-2009	06-Nov-2009	06-Nov-2012
BOND/SELL JPY/IBRD/GDIF/1112JPYSTR01	0000008369	JPY	(250,000,000)	(3,070,498.65)	25-Oct-2007	20-Nov-2007	20-Nov-2012

Sub-total Matured Borrowings - Japanese Yen			(2,417,200,000)	(30,347,378.62)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010000	MXN	(500,000,000.00)	(39,011,449.86)	03-Feb-2010	12-Feb-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010076	MXN	(250,000,000.00)	(19,505,724.93)	18-Mar-2010	07-Apr-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010139	MXN	(250,000,000.00)	(19,505,724.93)	16-Apr-2010	28-Apr-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010276	MXN	(250,000,000.00)	(19,505,724.93)	24-Jun-2010	07-Jul-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010339	MXN	(200,000,000.00)	(15,604,579.94)	02-Aug-2010	10-Aug-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/1012MXN04.25	0000010373	MXN	(100,000,000.00)	(7,778,045.69)	15-Sep-2010	01-Oct-2010	01-Oct-2012
BOND/SELL MXN/IBRD/GDIF/1012MXN04.25	0000010407	MXN	(250,000,000.00)	(19,445,114.22)	19-Oct-2010	26-Oct-2010	01-Oct-2012

Sub-total Matured Borrowings - Mexican Peso			(1,800,000,000.00)	(140,356,364.50)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 8 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1212NGN08.20	0000010533	NGN	(3,040,000,000.00)	(19,295,457.60)	07-Jan-2011	21-Jan-2011	12-Dec-2012
BOND/SELL NGN/IBRD/GDIF/1212NGN08.20	0000010924	NGN	(1,480,000,000.00)	(9,393,841.20)	24-Aug-2011	01-Sep-2011	12-Dec-2012

Sub-total Matured Borrowings - Nigerian Naira			(4,520,000,000.00)	(28,689,298.80)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1212NZD03.54	0000009548	NZD	(30,000,000.00)	(25,018,500.00)	02-Apr-2009	07-May-2009	20-Dec-2012
BOND/SELL NZD/IBRD/GDIF/1212NZD03.24	0000009582	NZD	(10,000,000.00)	(8,339,500.00)	07-May-2009	04-Jun-2009	20-Dec-2012
BOND/SELL NZD/IBRD/GDIF/1212NZD04.32	0000009928	NZD	(51,118,000.00)	(43,008,129.30)	01-Dec-2009	21-Dec-2009	18-Dec-2012
BOND/SELL NZD/IBRD/GDIF/1212NZD03.24	0000010256	NZD	(1,500,000.00)	(1,250,925.00)	18-Jun-2010	25-Jun-2010	20-Dec-2012

Sub-total Matured Borrowings - New Zealand Dollar			(92,618,000.00)	(77,617,054.30)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1012RUB06.00	0000008290	RUB	(140,000,000.00)	(4,450,802.73)	26-Sep-2007	29-Oct-2007	29-Oct-2012
BOND/SELL RUB/IBRD/GDIF/1112RUB06.00	0000008370	RUB	(250,000,000.00)	(8,085,381.63)	26-Oct-2007	29-Nov-2007	29-Nov-2012
BOND/SELL RUB/IBRD/GDIF/1212RUB06.00	0000008453	RUB	(125,000,000.00)	(4,074,428.40)	29-Nov-2007	20-Dec-2007	20-Dec-2012

Sub-total Matured Borrowings - Russian Rouble			(515,000,000.00)	(16,610,612.76)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1212TRY09.25	0000009987	TRY	(50,000,000.00)	(28,063,085.82)	26-Jan-2010	09-Feb-2010	14-Dec-2012

Sub-total Matured Borrowings - Turkish Lira			(50,000,000.00)	(28,063,085.82)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 9 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/1112USD02.20	0000009346	USD	(300,000,000.00)	(300,000,000.00)	20-Nov-2008	26-Nov-2008	26-Nov-2012
BOND/SELL USD/IBRD/GDIF/1012USD01.32	0000009499	USD	(25,000,000.00)	(25,000,000.00)	26-Feb-2009	26-Mar-2009	22-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012USDSTR02	0000009836	USD	(200,000,000.00)	(200,000,000.00)	30-Sep-2009	13-Oct-2009	13-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012SDRUSD	0000009837	USD	(41,000,000.00)	(41,000,000.00)	01-Oct-2009	13-Oct-2009	15-Oct-2012
BOND/SELL USD/IBRD/GDIF/1112USDSTR01	0000009873	USD	(200,000,000.00)	(200,000,000.00)	27-Oct-2009	05-Nov-2009	05-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112SDRUSD	0000009878	USD	(41,000,000.00)	(41,000,000.00)	29-Oct-2009	06-Nov-2009	06-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112USDSTR02	0000009895	USD	(200,000,000.00)	(200,000,000.00)	10-Nov-2009	25-Nov-2009	25-Nov-2012
BOND/SELL USD/IBRD/GDIF/1212USDSTR03	0000009919	USD	(50,000,000.00)	(50,000,000.00)	24-Nov-2009	04-Dec-2009	04-Dec-2012
BOND/SELL USD/IBRD/GDIF/1212USDSTR04	0000009925	USD	(200,000,000.00)	(200,000,000.00)	01-Dec-2009	10-Dec-2009	10-Dec-2012
BOND/SELL USD/IBRD/GDIF/1212USDSTR05	0000009939	USD	(100,000,000.00)	(100,000,000.00)	04-Dec-2009	14-Dec-2009	14-Dec-2012
BOND/SELL USD/IBRD/GDIF/1012USDFRN01	0000010498	USD	(350,000,000.00)	(350,000,000.00)	09-Dec-2010	23-Dec-2010	23-Oct-2012
BOND/SELL USD/IBRD/GDIF/1212USDFRN01	0000010499	USD	(350,000,000.00)	(350,000,000.00)	09-Dec-2010	23-Dec-2010	21-Dec-2012
BOND/SELL USD/IBRD/GDIF/1012USDFRN	0000010500	USD	(300,000,000.00)	(300,000,000.00)	09-Dec-2010	23-Dec-2010	23-Oct-2012
BOND/SELL USD/IBRD/GDIF/1212USDFRN	0000010501	USD	(350,000,000.00)	(350,000,000.00)	09-Dec-2010	23-Dec-2010	21-Dec-2012
BOND/SELL USD/IBRD/COLTS/1112USD00.00	0000000469	USD	(1,383,000.00)	(1,383,000.00)	10-Nov-1987	10-Nov-1987	09-Nov-2012

Sub-total Matured Borrowings - United States Dollar			(2,708,383,000.00)	(2,708,383,000.00)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 10 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.40	0000006833	ZAR	(65,000,000.00)	(7,482,445.03)	03-Sep-2004	27-Sep-2004	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.28	0000006837	ZAR	(70,000,000.00)	(8,058,017.73)	09-Sep-2004	29-Sep-2004	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.16	0000006843	ZAR	(70,000,000.00)	(8,058,017.73)	17-Sep-2004	12-Oct-2004	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.31	0000006849	ZAR	(84,000,000.00)	(9,671,012.87)	27-Sep-2004	18-Oct-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.28	0000006854	ZAR	(66,000,000.00)	(7,598,652.97)	01-Oct-2004	25-Oct-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.37	0000006858	ZAR	(70,000,000.00)	(8,059,177.39)	08-Oct-2004	01-Nov-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR08.10	0000006863	ZAR	(66,000,000.00)	(7,598,652.97)	15-Oct-2004	10-Nov-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR07.62	0000006903	ZAR	(66,000,000.00)	(7,598,652.97)	26-Nov-2004	20-Dec-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1212ZAR07.56	0000006910	ZAR	(60,000,000.00)	(6,907,866.33)	03-Dec-2004	29-Dec-2004	10-Dec-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.11	0000007275	ZAR	(68,000,000.00)	(7,827,788.65)	11-Oct-2005	07-Nov-2005	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.86	0000007571	ZAR	(70,000,000.00)	(8,058,017.73)	31-Aug-2006	27-Sep-2006	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.92	0000007593	ZAR	(50,000,000.00)	(5,755,726.95)	22-Sep-2006	19-Oct-2006	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.04	0000007609	ZAR	(70,000,000.00)	(8,058,017.73)	04-Oct-2006	26-Oct-2006	10-Oct-2012
BOND/SELL ZAR/IBRD/GDIF/1112ZAR07.40	0000009874	ZAR	(900,000,000.00)	(101,469,046.30)	28-Oct-2009	05-Nov-2009	26-Nov-2012

Sub-total Matured Borrowings - South African Rand			(1,775,000,000.00)	(202,201,093.33)

Total Matured Borrowings				(5,650,006,852.24)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 11 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/1014AUD04.70	0000011653	AUD	(1,860,000.00)	(1,922,589.00)	09-Oct-2012	17-Oct-2012	28-Oct-2014
BOND/BUY AUD/IBRD/GDIF/0914AUD04.26	0000011655	AUD	(2,545,000.00)	(2,630,639.25)	09-Oct-2012	17-Oct-2012	16-Sep-2014
BOND/BUY AUD/IBRD/GDIF/1114AUD04.78	0000011656	AUD	(2,268,000.00)	(2,344,318.20)	09-Oct-2012	17-Oct-2012	17-Nov-2014
BOND/BUY AUD/IBRD/GDIF/0115AUD05.05	0000011664	AUD	(1,212,000.00)	(1,251,632.40)	10-Oct-2012	24-Oct-2012	15-Jan-2015
BOND/BUY AUD/IBRD/GDIF/0215AUD04.88	0000011665	AUD	(1,566,000.00)	(1,617,208.20)	10-Oct-2012	24-Oct-2012	17-Feb-2015
BOND/BUY AUD/IBRD/GDIF/0314AUD03.37	0000011666	AUD	(1,485,000.00)	(1,533,559.50)	10-Oct-2012	24-Oct-2012	17-Mar-2014
BOND/BUY AUD/IBRD/GDIF/1214AUD04.92	0000011703	AUD	(2,435,000.00)	(2,538,122.25)	30-Oct-2012	13-Nov-2012	17-Dec-2014
BOND/BUY AUD/IBRD/GDIF/0415AUD04.70	0000011704	AUD	(3,238,000.00)	(3,375,129.30)	30-Oct-2012	13-Nov-2012	14-Apr-2015
BOND/BUY AUD/IBRD/GDIF/1014AUD03.26	0000011771	AUD	(3,151,000.00)	(3,289,013.80)	15-Nov-2012	28-Nov-2012	17-Oct-2014
BOND/BUY AUD/IBRD/GDIF/0615AUD04.65	0000011788	AUD	(2,976,000.00)	(3,117,062.40)	20-Nov-2012	05-Dec-2012	15-Jun-2015
BOND/BUY AUD/IBRD/GDIF/1115AUD05.02	0000011789	AUD	(2,237,000.00)	(2,343,033.80)	21-Nov-2012	05-Dec-2012	18-Nov-2015
BOND/BUY AUD/IBRD/GDIF/1115AUD03.74	0000011826	AUD	(1,727,000.00)	(1,811,018.55)	29-Nov-2012	10-Dec-2012	27-Nov-2015
BOND/BUY AUD/IBRD/GDIF/0215AUD04.88	0000011827	AUD	(3,692,000.00)	(3,871,615.80)	29-Nov-2012	10-Dec-2012	17-Feb-2015
BOND/BUY AUD/IBRD/GDIF/1015AUD03.37	0000011811	AUD	(2,604,000.00)	(2,732,637.60)	28-Nov-2012	11-Dec-2012	27-Oct-2015
BOND/BUY AUD/IBRD/GDIF/0914AUD04.30	0000011840	AUD	(1,663,000.00)	(1,754,298.70)	03-Dec-2012	13-Dec-2012	29-Sep-2014
BOND/BUY AUD/IBRD/GDIF/0815AUD05.00	0000011841	AUD	(1,169,000.00)	(1,233,178.10)	03-Dec-2012	13-Dec-2012	17-Aug-2015
BOND/BUY AUD/IBRD/GDIF/0914AUD04.26	0000011843	AUD	(1,734,000.00)	(1,829,196.60)	03-Dec-2012	13-Dec-2012	16-Sep-2014
BOND/BUY AUD/IBRD/GDIF/0314AUD04.82	0000011851	AUD	(1,928,000.00)	(2,025,267.60)	05-Dec-2012	19-Dec-2012	28-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0814AUD04.09	0000011852	AUD	(2,707,000.00)	(2,843,568.15)	05-Dec-2012	19-Dec-2012	15-Aug-2014
BOND/BUY AUD/IBRD/GDIF/1213AUD05.22	0000011853	AUD	(2,455,000.00)	(2,578,854.75)	05-Dec-2012	19-Dec-2012	27-Dec-2013
BOND/BUY AUD/IBRD/GDIF/0214AUD04.60	0000011855	AUD	(1,189,000.00)	(1,248,985.05)	05-Dec-2012	19-Dec-2012	25-Feb-2014
BOND/BUY AUD/IBRD/GDIF/0222AUD00.50A	0000011865	AUD	(10,000,000.00)	(10,437,000.00)	10-Dec-2012	21-Dec-2012	24-Feb-2022

Sub-total early Retirements - Australian Dollar			(55,841,000.00)	(58,327,929.00)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 12 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0914BRL07.50	0000011692	BRL	(42,500,000.00)	(20,923,076.92)	24-Oct-2012	07-Nov-2012	26-Sep-2014
BOND/BUY BRL/IBRD/GDIF/0515BRL08.40	0000011693	BRL	(38,500,000.00)	(18,953,846.15)	24-Oct-2012	07-Nov-2012	28-May-2015
BOND/BUY BRL/IBRD/GDIF/1214BRL07.80	0000011814	BRL	(28,760,000.00)	(13,838,233.17)	28-Nov-2012	12-Dec-2012	22-Dec-2014
BOND/BUY BRL/IBRD/GDIF/0814BRL08.28	0000011816	BRL	(25,200,000.00)	(12,125,294.71)	28-Nov-2012	12-Dec-2012	28-Aug-2014
BOND/BUY BRL/IBRD/GDIF/0115BRL07.08	0000011817	BRL	(20,000,000.00)	(9,623,249.77)	28-Nov-2012	12-Dec-2012	28-Jan-2015

			(154,960,000.00)	(75,463,700.73)

Chilean Peso
BOND/BUY CLP/IBRD/GDIF/0213CLP02.50	0000011828	CLP	(5,750,000,000.00)	(12,126,964.04)	30-Nov-2012	14-Dec-2012	21-Feb-2013
BOND/BUY CLP/IBRD/GDIF/0213CLP02.50	0000011881	CLP	(16,228,000,000.00)	(33,967,556.25)	19-Dec-2012	27-Dec-2012	21-Feb-2013

Sub-total early Retirements - Chilean Peso			(21,978,000,000.00)	(46,094,520.29)

Euro
BOND/BUY EUR/IBRD/GDIF/1035EURSTR	0000011634	EUR	(30,000,000.00)	(38,808,000.00)	25-Sep-2012	24-Oct-2012	24-Oct-2035
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011638	EUR	(3,727,317.81)	(4,813,271.85)	27-Sep-2012	11-Oct-2012	08-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000011662	EUR	(3,498,995.49)	(4,526,300.57)	10-Oct-2012	24-Oct-2012	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011663	EUR	(6,197,482.79)	(8,017,063.74)	10-Oct-2012	24-Oct-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011714	EUR	(6,197,482.78)	(7,893,733.82)	02-Nov-2012	16-Nov-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011710	EUR	(2,930,892.90)	(3,743,336.41)	01-Nov-2012	19-Nov-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011739	EUR	(7,669,378.22)	(9,944,499.27)	09-Nov-2012	26-Nov-2012	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011753	EUR	(14,811,983.87)	(19,183,740.91)	13-Nov-2012	27-Nov-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011797	EUR	(4,172,142.75)	(5,394,580.58)	21-Nov-2012	07-Dec-2012	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011799	EUR	(2,905,070.06)	(3,750,300.19)	26-Nov-2012	10-Dec-2012	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000011862	EUR	(4,090,335.05)	(5,399,651.30)	10-Dec-2012	21-Dec-2012	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011869	EUR	(8,263,310.39)	(10,957,562.74)	13-Dec-2012	27-Dec-2012	07-Nov-2016

Sub-total early Retirements - Euro			(94,464,392.11)	(122,432,041.38)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 13 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011711	GBP	(9,000,000.00)	(14,263,650.00)	01-Nov-2012	15-Nov-2012	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011728	GBP	(5,000,000.00)	(7,963,000.00)	06-Nov-2012	20-Nov-2012	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011779	GBP	(10,000,000.00)	(16,050,000.00)	16-Nov-2012	03-Dec-2012	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011787	GBP	(6,141,000.00)	(9,856,305.00)	20-Nov-2012	03-Dec-2012	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000011847	GBP	(12,000,000.00)	(19,308,000.00)	04-Dec-2012	11-Dec-2012	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000011825	GBP	(10,900,000.00)	(17,580,610.00)	29-Nov-2012	13-Dec-2012	07-Jun-2032

Sub-total early Retirements - Pound Sterling			(53,041,000.00)	(85,021,565.00)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR02	0000011591	JPY	(1,000,000,000)	(12,827,913.54)	30-Aug-2012	01-Oct-2012	01-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1027JPYSTR	0000011612	JPY	(500,000,000)	(6,339,144.22)	14-Sep-2012	16-Oct-2012	16-Oct-2027
BOND/BUY JPY/IBRD/MLT/1022JPYSTR	0000011594	JPY	(10,000,000,000)	(127,040,589.47)	30-Aug-2012	17-Oct-2012	17-Oct-2022
BOND/BUY JPY/IBRD/GDIF/1033JPYSTR04	0000011622	JPY	(5,000,000,000)	(62,680,205.59)	20-Sep-2012	24-Oct-2012	24-Oct-2033
BOND/BUY JPY/IBRD/GDIF/1022JPYSTR2	0000011631	JPY	(100,000,000)	(1,248,205.70)	25-Sep-2012	25-Oct-2012	25-Oct-2022
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR25	0000011637	JPY	(100,000,000)	(1,253,368.43)	26-Sep-2012	26-Oct-2012	26-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR01	0000011678	JPY	(1,050,000,000)	(13,125,000.00)	18-Oct-2012	01-Nov-2012	06-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0538JPYSTR01	0000011661	JPY	(100,000,000)	(1,247,972.05)	10-Oct-2012	07-Nov-2012	07-May-2038
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR24	0000011689	JPY	(100,000,000)	(1,228,199.46)	22-Oct-2012	20-Nov-2012	20-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000011755	JPY	(376,000,000)	(4,591,525.22)	13-Nov-2012	28-Nov-2012	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000011758	JPY	(337,000,000)	(4,115,276.59)	13-Nov-2012	28-Nov-2012	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0728JPYSTR03	0000011759	JPY	(142,000,000)	(1,734,033.46)	13-Nov-2012	28-Nov-2012	28-Jul-2028
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000011767	JPY	(297,000,000)	(3,626,816.46)	14-Nov-2012	28-Nov-2012	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000011769	JPY	(392,000,000)	(4,786,909.27)	14-Nov-2012	28-Nov-2012	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR21	0000011699	JPY	(550,000,000)	(6,700,371.57)	29-Oct-2012	29-Nov-2012	29-May-2037
BOND/BUY JPY/IBRD/GDIF/1222JPYSTR01	0000011726	JPY	(10,100,000,000)	(122,669,581.59)	06-Nov-2012	07-Dec-2012	07-Dec-2022
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR04	0000011731	JPY	(1,000,000,000)	(12,164,710.18)	07-Nov-2012	10-Dec-2012	10-Dec-2031
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR13	0000011737	JPY	(200,000,000)	(2,425,271.33)	08-Nov-2012	11-Dec-2012	11-Dec-2037
BOND/BUY JPY/IBRD/MLT/1232JPYSTR09	0000011705	JPY	(30,000,000,000)	(358,273,123.54)	31-Oct-2012	17-Dec-2012	16-Dec-2032

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium- and long- term Borrowings

October 01, 2012 through December 31, 2012

Page 14 / 14

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0625JPYSTR02	0000011776	JPY	(100,000,000)	(1,194,243.75)	15-Nov-2012	17-Dec-2012	17-Jun-2025
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR26	0000011842	JPY	(1,000,000,000)	(11,942,437.45)	03-Dec-2012	17-Dec-2012	17-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR01	0000011781	JPY	(100,000,000)	(1,192,676.96)	16-Nov-2012	18-Dec-2012	18-Jun-2027
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR15	0000011783	JPY	(1,000,000,000)	(11,828,720.13)	20-Nov-2012	19-Dec-2012	19-Dec-2031
BOND/BUY JPY/IBRD/GDIF/1236JPYSTR01	0000011784	JPY	(1,300,000,000)	(15,377,336.17)	20-Nov-2012	19-Dec-2012	19-Dec-2036
BOND/BUY JPY/IBRD/GDIF/0638JPYSTR06	0000011786	JPY	(500,000,000)	(5,945,656.70)	20-Nov-2012	20-Dec-2012	20-Jun-2038
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR39	0000011796	JPY	(500,000,000)	(5,942,123.72)	21-Nov-2012	21-Dec-2012	19-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR02	0000011802	JPY	(200,000,000)	(2,331,138.18)	26-Nov-2012	27-Dec-2012	24-Jun-2027

Sub-total early Retirements - Japanese Yen			(66,044,000,000)	(803,832,550.71)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1113USDSTR03	0000011729	USD	(500,000,000.00)	(500,000,000.00)	07-Nov-2012	29-Nov-2012	29-Nov-2013
BOND/BUY USD/IBRD/GDIF/1121USDSTR	0000011732	USD	(10,000,000.00)	(10,000,000.00)	07-Nov-2012	30-Nov-2012	30-Nov-2021
BOND/BUY USD/IBRD/GDIF/1221USDSTR	0000011803	USD	(5,250,000.00)	(5,250,000.00)	26-Nov-2012	17-Dec-2012	15-Dec-2021
BOND/BUY USD/IBRD/GDIF/0614USDSTR02	0000011856	USD	(250,000,000.00)	(250,000,000.00)	06-Dec-2012	27-Dec-2012	27-Jun-2014
BOND/BUY USD/IBRD/GDIF/1041USDSTR	0000011649	USD	(195,000,000.00)	(195,000,000.00)	04-Oct-2012	26-Oct-2012	26-Oct-2041
BOND/BUY USD/IBRD/GDIF/1041USDSTR01	0000011654	USD	(78,200,040.13)	(78,200,040.13)	09-Oct-2012	31-Oct-2012	31-Oct-2041
BOND/BUY USD/IBRD/GDIF/1140USDSTR	0000011679	USD	(118,993,079.78)	(118,993,079.78)	18-Oct-2012	08-Nov-2012	08-Nov-2040
BOND/BUY USD/IBRD/GDIF/1141USDSTR	0000011700	USD	(153,500,000.00)	(153,500,000.00)	29-Oct-2012	21-Nov-2012	21-Nov-2041

Sub-total early Retirements - United States Dollar			(1,310,943,119.91)	(1,310,943,119.91)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0119ZAR00.50	0000011675	ZAR	(194,000,000.00)	(22,366,206.28)	16-Oct-2012	31-Oct-2012	25-Jan-2019
BOND/BUY ZAR/IBRD/GDIF/0213ZAR06.00	0000011882	ZAR	(487,810,000.00)	(57,338,144.72)	19-Dec-2012	27-Dec-2012	04-Feb-2013
BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00	0000011720	ZAR	(66,590,000.00)	(7,498,662.76)	05-Nov-2012	16-Nov-2012	29-Dec-2017

Sub-total early Retirements - South African Rand			(748,400,000.00)	(87,203,013.76)

Total Early Retirements				(2,589,318,440.77)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 1 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS002OCT12	0010232165	USD	80,000,000.00	80,000,000.00	01-Oct-2012	01-Oct-2012	02-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005DEC12	0010232284	USD	100,000,000.00	100,000,000.00	03-Oct-2012	03-Oct-2012	05-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010232375	USD	143,000,000.00	143,000,000.00	04-Oct-2012	04-Oct-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005DEC12	0010232377	USD	100,000,000.00	100,000,000.00	04-Oct-2012	04-Oct-2012	05-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010232501	USD	114,000,000.00	114,000,000.00	05-Oct-2012	05-Oct-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010233714	USD	100,000,000.00	100,000,000.00	11-Oct-2012	11-Oct-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010233715	USD	100,000,000.00	100,000,000.00	11-Oct-2012	12-Oct-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010234800	USD	25,000,000.00	25,000,000.00	15-Oct-2012	15-Oct-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234803	USD	86,300,000.00	86,300,000.00	15-Oct-2012	15-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010234806	USD	250,000,000.00	250,000,000.00	15-Oct-2012	15-Oct-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010234807	USD	25,000,000.00	25,000,000.00	15-Oct-2012	15-Oct-2012	02-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234801	USD	50,000,000.00	50,000,000.00	15-Oct-2012	16-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010234816	USD	100,000,000.00	100,000,000.00	15-Oct-2012	16-Oct-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010234868	USD	15,000,000.00	15,000,000.00	15-Oct-2012	16-Oct-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010234893	USD	200,000,000.00	200,000,000.00	16-Oct-2012	16-Oct-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010234894	USD	163,133,000.00	163,133,000.00	16-Oct-2012	16-Oct-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010236458	USD	200,000,000.00	200,000,000.00	01-Nov-2012	01-Nov-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS002NOV12	0010236460	USD	62,000,000.00	62,000,000.00	01-Nov-2012	01-Nov-2012	02-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010236496	USD	105,000,000.00	105,000,000.00	05-Nov-2012	05-Nov-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JAN13	0010236497	USD	104,000,000.00	104,000,000.00	05-Nov-2012	05-Nov-2012	08-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010236498	USD	200,000,000.00	200,000,000.00	05-Nov-2012	05-Nov-2012	06-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010236499	USD	83,100,000.00	83,100,000.00	05-Nov-2012	05-Nov-2012	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010236503	USD	100,000,000.00	100,000,000.00	05-Nov-2012	06-Nov-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010236504	USD	100,000,000.00	100,000,000.00	05-Nov-2012	06-Nov-2012	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS007NOV12	0010236527	USD	89,795,000.00	89,795,000.00	06-Nov-2012	06-Nov-2012	07-Nov-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 2 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010236526	USD	50,000,000.00	50,000,000.00	06-Nov-2012	07-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV12	0010236599	USD	120,500,000.00	120,500,000.00	07-Nov-2012	07-Nov-2012	08-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS009NOV12	0010236613	USD	200,000,000.00	200,000,000.00	08-Nov-2012	08-Nov-2012	09-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS013NOV12	0010236744	USD	200,000,000.00	200,000,000.00	09-Nov-2012	09-Nov-2012	13-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010236614	USD	10,000,000.00	10,000,000.00	08-Nov-2012	13-Nov-2012	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS014NOV12	0010237601	USD	164,535,000.00	164,535,000.00	13-Nov-2012	13-Nov-2012	14-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010237774	USD	100,000,000.00	100,000,000.00	14-Nov-2012	14-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV12	0010237895	USD	40,000,000.00	40,000,000.00	14-Nov-2012	14-Nov-2012	15-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS016NOV12	0010238178	USD	100,000,000.00	100,000,000.00	15-Nov-2012	15-Nov-2012	16-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS022FEB13	0010237775	USD	10,000,000.00	10,000,000.00	14-Nov-2012	16-Nov-2012	22-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010238887	USD	100,000,000.00	100,000,000.00	16-Nov-2012	16-Nov-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS019NOV12	0010238923	USD	200,000,000.00	200,000,000.00	16-Nov-2012	16-Nov-2012	19-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS020NOV12	0010239164	USD	200,000,000.00	200,000,000.00	19-Nov-2012	19-Nov-2012	20-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010239231	USD	100,000,000.00	100,000,000.00	20-Nov-2012	20-Nov-2012	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV12	0010239244	USD	82,000,000.00	82,000,000.00	20-Nov-2012	20-Nov-2012	21-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010239266	USD	10,050,000.00	10,050,000.00	20-Nov-2012	21-Nov-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS028NOV12	0010239499	USD	23,000,000.00	23,000,000.00	27-Nov-2012	27-Nov-2012	28-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010239534	USD	140,000,000.00	140,000,000.00	28-Nov-2012	28-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010239551	USD	55,400,000.00	55,400,000.00	28-Nov-2012	28-Nov-2012	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010239673	USD	58,617,000.00	58,617,000.00	29-Nov-2012	30-Nov-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010239752	USD	50,000,000.00	50,000,000.00	30-Nov-2012	30-Nov-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC12	0010239766	USD	101,045,000.00	101,045,000.00	30-Nov-2012	30-Nov-2012	03-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010239725	USD	250,000,000.00	250,000,000.00	30-Nov-2012	03-Dec-2012	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR13	0010239726	USD	250,000,000.00	250,000,000.00	30-Nov-2012	03-Dec-2012	04-Mar-2013

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 3 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010239742	USD	400,000,000.00	400,000,000.00	30-Nov-2012	03-Dec-2012	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010240100	USD	75,000,000.00	75,000,000.00	03-Dec-2012	03-Dec-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC12	0010240104	USD	147,775,000.00	147,775,000.00	03-Dec-2012	03-Dec-2012	04-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010240138	USD	75,000,000.00	75,000,000.00	04-Dec-2012	05-Dec-2012	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010240190	USD	100,000,000.00	100,000,000.00	05-Dec-2012	05-Dec-2012	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS007FEB13	0010240189	USD	200,000,000.00	200,000,000.00	05-Dec-2012	06-Dec-2012	07-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS006FEB13	0010240274	USD	40,000,000.00	40,000,000.00	06-Dec-2012	06-Dec-2012	06-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240277	USD	50,000,000.00	50,000,000.00	06-Dec-2012	06-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240211	USD	500,000,000.00	500,000,000.00	05-Dec-2012	07-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240240	USD	500,000,000.00	500,000,000.00	05-Dec-2012	07-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010240330	USD	18,532,000.00	18,532,000.00	07-Dec-2012	07-Dec-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR13	0010240286	USD	500,000,000.00	500,000,000.00	06-Dec-2012	10-Dec-2012	11-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS026MAR13	0010240289	USD	150,000,000.00	150,000,000.00	06-Dec-2012	10-Dec-2012	26-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS025MAR13	0010240290	USD	25,000,000.00	25,000,000.00	06-Dec-2012	10-Dec-2012	25-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS005FEB13	0010240507	USD	500,000,000.00	500,000,000.00	06-Dec-2012	10-Dec-2012	05-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JAN13	0010240518	USD	18,000,000.00	18,000,000.00	10-Dec-2012	10-Dec-2012	29-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS026FEB13	0010241027	USD	100,000,000.00	100,000,000.00	11-Dec-2012	11-Dec-2012	26-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010241028	USD	100,000,000.00	100,000,000.00	11-Dec-2012	11-Dec-2012	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010241038	USD	100,000,000.00	100,000,000.00	11-Dec-2012	11-Dec-2012	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS007MAR13	0010241049	USD	25,000,000.00	25,000,000.00	11-Dec-2012	11-Dec-2012	07-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010241050	USD	5,000,000.00	5,000,000.00	11-Dec-2012	11-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS012MAR13	0010241036	USD	80,000,000.00	80,000,000.00	11-Dec-2012	12-Dec-2012	12-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC12	0010241338	USD	100,000,000.00	100,000,000.00	12-Dec-2012	12-Dec-2012	13-Dec-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 4 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014MAR13	0010241340	USD	100,000,000.00	100,000,000.00	12-Dec-2012	12-Dec-2012	14-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC12	0010241344	USD	32,530,000.00	32,530,000.00	12-Dec-2012	12-Dec-2012	13-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS001FEB13	0010241345	USD	30,000,000.00	30,000,000.00	12-Dec-2012	12-Dec-2012	01-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB13	0010241351	USD	9,000,000.00	9,000,000.00	12-Dec-2012	12-Dec-2012	04-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JAN13	0010241379	USD	20,000,000.00	20,000,000.00	12-Dec-2012	12-Dec-2012	30-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015APR13	0010241339	USD	20,000,000.00	20,000,000.00	12-Dec-2012	13-Dec-2012	15-Apr-2013
DIN/SELL USD/IBRD/DIN IBRDUS014FEB13	0010241341	USD	20,000,000.00	20,000,000.00	12-Dec-2012	13-Dec-2012	14-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS012MAR13	0010241343	USD	125,000,000.00	125,000,000.00	12-Dec-2012	13-Dec-2012	12-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010241350	USD	50,000,000.00	50,000,000.00	12-Dec-2012	13-Dec-2012	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010241617	USD	35,000,000.00	35,000,000.00	13-Dec-2012	13-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010241636	USD	10,000,000.00	10,000,000.00	13-Dec-2012	13-Dec-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010241643	USD	31,495,000.00	31,495,000.00	13-Dec-2012	14-Dec-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JAN13	0010241779	USD	5,000,000.00	5,000,000.00	14-Dec-2012	14-Dec-2012	11-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010241780	USD	5,000,000.00	5,000,000.00	14-Dec-2012	14-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010241781	USD	10,000,000.00	10,000,000.00	14-Dec-2012	14-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015MAR13	0010241337	USD	1,000,000,000.00	1,000,000,000.00	12-Dec-2012	17-Dec-2012	15-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC12	0010242242	USD	56,260,000.00	56,260,000.00	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242243	USD	50,000,000.00	50,000,000.00	17-Dec-2012	17-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC12	0010242244	USD	500,000,000.00	500,000,000.00	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS014JAN13	0010242245	USD	200,000,000.00	200,000,000.00	17-Dec-2012	17-Dec-2012	14-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN13	0010242252	USD	2,800,000.00	2,800,000.00	17-Dec-2012	17-Dec-2012	24-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242253	USD	50,000,000.00	50,000,000.00	17-Dec-2012	17-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC12	0010242258	USD	56,260,000.00	56,260,000.00	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS015JAN13	0010242610	USD	150,000,000.00	150,000,000.00	18-Dec-2012	18-Dec-2012	15-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC12	0010242651	USD	61,885,000.00	61,885,000.00	18-Dec-2012	18-Dec-2012	19-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS020DEC12	0010242897	USD	65,000,000.00	65,000,000.00	19-Dec-2012	19-Dec-2012	20-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS020DEC12	0010242898	USD	8,695,000.00	8,695,000.00	19-Dec-2012	19-Dec-2012	20-Dec-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 5 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS020DEC12	0010242913	USD	20,000,000.00	20,000,000.00	19-Dec-2012	19-Dec-2012	20-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS008MAR13	0010243191	USD	150,000,000.00	150,000,000.00	20-Dec-2012	20-Dec-2012	08-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN13	0010243399	USD	200,000,000.00	200,000,000.00	21-Dec-2012	21-Dec-2012	17-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JAN13	0010243400	USD	200,000,000.00	200,000,000.00	21-Dec-2012	21-Dec-2012	18-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010243402	USD	123,000,000.00	123,000,000.00	21-Dec-2012	21-Dec-2012	02-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JAN13	0010243403	USD	200,000,000.00	200,000,000.00	21-Dec-2012	21-Dec-2012	09-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024DEC12	0010243431	USD	9,615,000.00	9,615,000.00	21-Dec-2012	21-Dec-2012	24-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS027DEC12	0010243642	USD	173,000,000.00	173,000,000.00	26-Dec-2012	26-Dec-2012	27-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS028DEC12	0010243728	USD	200,000,000.00	200,000,000.00	27-Dec-2012	27-Dec-2012	28-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS010JAN13	0010243733	USD	40,000,000.00	40,000,000.00	27-Dec-2012	27-Dec-2012	10-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028DEC12	0010243740	USD	68,700,000.00	68,700,000.00	27-Dec-2012	27-Dec-2012	28-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS015FEB13	0010243750	USD	50,000,000.00	50,000,000.00	27-Dec-2012	27-Dec-2012	15-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS004JAN13	0010243764	USD	10,000,000.00	10,000,000.00	27-Dec-2012	27-Dec-2012	04-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010243765	USD	30,000,000.00	30,000,000.00	27-Dec-2012	27-Dec-2012	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010241637	USD	7,591,000.00	7,591,000.00	13-Dec-2012	28-Dec-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028JAN13	0010241640	USD	25,000,000.00	25,000,000.00	13-Dec-2012	28-Dec-2012	28-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN13	0010243729	USD	50,000,000.00	50,000,000.00	27-Dec-2012	28-Dec-2012	03-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS027FEB13	0010243730	USD	2,500,000.00	2,500,000.00	27-Dec-2012	28-Dec-2012	27-Feb-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN13	0010243773	USD	105,000,000.00	105,000,000.00	27-Dec-2012	28-Dec-2012	02-Jan-2013
BOND/SELL USD/IBRD/GDIF/1113USD00.081	0000011734	USD	38,000,000.00	38,000,000.00	08-Nov-2012	26-Nov-2012	26-Nov-2013
BOND/SELL USD/IBRD/GDIF/0114USD00.086	0000011848	USD	38,000,000.00	38,000,000.00	05-Dec-2012	07-Jan-2013	07-Jan-2014

Sub-total New Borrowings - United States Dollar			13,564,113,000.00	13,564,113,000.00

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1213NGN10.00	0000011790	NGN	3,934,000,000.00	24,941,363.30	21-Nov-2012	04-Dec-2012	04-Dec-2013
BOND/SELL NGN/IBRD/GDIF/1113NGN11.00	0000011685	NGN	4,000,000,000.00	25,385,560.00	19-Oct-2012	05-Nov-2012	05-Nov-2013

Sub-total New Borrowings - Nigerian Naira			7,934,000,000.00	50,326,923.30

Total New Borrowings				13,614,439,923.30

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 6 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS025OCT12	0010210917	USD	(20,000,000.00)	(20,000,000.00)	29-Mar-2012	29-Mar-2012	25-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010222313	USD	(4,930,000.00)	(4,930,000.00)	18-Jul-2012	18-Jul-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010222428	USD	(200,000,000.00)	(200,000,000.00)	19-Jul-2012	19-Jul-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017DEC12	0010222429	USD	(11,000,000.00)	(11,000,000.00)	19-Jul-2012	19-Jul-2012	17-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS018OCT12	0010222434	USD	(100,000,000.00)	(100,000,000.00)	19-Jul-2012	19-Jul-2012	18-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS015OCT12	0010222421	USD	(200,000,000.00)	(200,000,000.00)	19-Jul-2012	20-Jul-2012	15-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS015OCT12	0010222422	USD	(100,000,000.00)	(100,000,000.00)	19-Jul-2012	20-Jul-2012	15-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS019NOV12	0010222430	USD	(100,000,000.00)	(100,000,000.00)	19-Jul-2012	20-Jul-2012	19-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223240	USD	(7,410,000.00)	(7,410,000.00)	01-Aug-2012	01-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223402	USD	(3,040,000.00)	(3,040,000.00)	06-Aug-2012	06-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010223406	USD	(1,500,000.00)	(1,500,000.00)	06-Aug-2012	06-Aug-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223403	USD	(6,650,000.00)	(6,650,000.00)	06-Aug-2012	07-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS001OCT12	0010223644	USD	(100,000,000.00)	(100,000,000.00)	09-Aug-2012	09-Aug-2012	01-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS002OCT12	0010223645	USD	(100,000,000.00)	(100,000,000.00)	09-Aug-2012	10-Aug-2012	02-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010225115	USD	(5,000,000.00)	(5,000,000.00)	14-Aug-2012	14-Aug-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010225556	USD	(8,702,000.00)	(8,702,000.00)	15-Aug-2012	15-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS016NOV12	0010225113	USD	(250,000,000.00)	(250,000,000.00)	14-Aug-2012	17-Aug-2012	16-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010227020	USD	(7,900,000.00)	(7,900,000.00)	23-Aug-2012	24-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS003OCT12	0010228052	USD	(100,000,000.00)	(100,000,000.00)	04-Sep-2012	04-Sep-2012	03-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS004OCT12	0010228053	USD	(100,000,000.00)	(100,000,000.00)	04-Sep-2012	04-Sep-2012	04-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005NOV12	0010228070	USD	(5,000,000.00)	(5,000,000.00)	04-Sep-2012	04-Sep-2012	05-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS011OCT12	0010228144	USD	(100,000,000.00)	(100,000,000.00)	06-Sep-2012	07-Sep-2012	11-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS001OCT12	0010228409	USD	(25,000,000.00)	(25,000,000.00)	11-Sep-2012	11-Sep-2012	01-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS019OCT12	0010228419	USD	(50,000,000.00)	(50,000,000.00)	11-Sep-2012	12-Sep-2012	19-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS001NOV12	0010229138	USD	(100,000,000.00)	(100,000,000.00)	12-Sep-2012	12-Sep-2012	01-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS013NOV12	0010229151	USD	(37,000,000.00)	(37,000,000.00)	12-Sep-2012	12-Sep-2012	13-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010229521	USD	(100,000,000.00)	(100,000,000.00)	13-Sep-2012	17-Sep-2012	06-Nov-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 7 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010230324	USD	(50,000,000.00)	(50,000,000.00)	17-Sep-2012	17-Sep-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010230325	USD	(45,800,000.00)	(45,800,000.00)	17-Sep-2012	17-Sep-2012	06-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010230334	USD	(50,000,000.00)	(50,000,000.00)	17-Sep-2012	17-Sep-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010230331	USD	(25,000,000.00)	(25,000,000.00)	17-Sep-2012	18-Sep-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010230335	USD	(20,000,000.00)	(20,000,000.00)	17-Sep-2012	18-Sep-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS018OCT12	0010230605	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-2012	18-Sep-2012	18-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS020NOV12	0010230610	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-2012	18-Sep-2012	20-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010230603	USD	(10,000,000.00)	(10,000,000.00)	18-Sep-2012	19-Sep-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010230604	USD	(200,000,000.00)	(200,000,000.00)	18-Sep-2012	19-Sep-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS028DEC12	0010230917	USD	(3,000,000.00)	(3,000,000.00)	19-Sep-2012	20-Sep-2012	28-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS014NOV12	0010231536	USD	(100,000,000.00)	(100,000,000.00)	25-Sep-2012	26-Sep-2012	14-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS002OCT12	0010232165	USD	(80,000,000.00)	(80,000,000.00)	01-Oct-2012	01-Oct-2012	02-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005DEC12	0010232284	USD	(100,000,000.00)	(100,000,000.00)	03-Oct-2012	03-Oct-2012	05-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010232375	USD	(143,000,000.00)	(143,000,000.00)	04-Oct-2012	04-Oct-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005DEC12	0010232377	USD	(100,000,000.00)	(100,000,000.00)	04-Oct-2012	04-Oct-2012	05-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010232501	USD	(114,000,000.00)	(114,000,000.00)	05-Oct-2012	05-Oct-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010234800	USD	(25,000,000.00)	(25,000,000.00)	15-Oct-2012	15-Oct-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010234806	USD	(250,000,000.00)	(250,000,000.00)	15-Oct-2012	15-Oct-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010234893	USD	(200,000,000.00)	(200,000,000.00)	16-Oct-2012	16-Oct-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010234894	USD	(163,133,000.00)	(163,133,000.00)	16-Oct-2012	16-Oct-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS002NOV12	0010236460	USD	(62,000,000.00)	(62,000,000.00)	01-Nov-2012	01-Nov-2012	02-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010236498	USD	(200,000,000.00)	(200,000,000.00)	05-Nov-2012	05-Nov-2012	06-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS007NOV12	0010236527	USD	(89,795,000.00)	(89,795,000.00)	06-Nov-2012	06-Nov-2012	07-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS008NOV12	0010236599	USD	(120,500,000.00)	(120,500,000.00)	07-Nov-2012	07-Nov-2012	08-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS009NOV12	0010236613	USD	(200,000,000.00)	(200,000,000.00)	08-Nov-2012	08-Nov-2012	09-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS013NOV12	0010236744	USD	(200,000,000.00)	(200,000,000.00)	09-Nov-2012	09-Nov-2012	13-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS014NOV12	0010237601	USD	(164,535,000.00)	(164,535,000.00)	13-Nov-2012	13-Nov-2012	14-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS015NOV12	0010237895	USD	(40,000,000.00)	(40,000,000.00)	14-Nov-2012	14-Nov-2012	15-Nov-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short-term Borrowings

October 01, 2012 through December 31, 2012

Page 8 / 8

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DINIBRDUS016NOV12	0010238178	USD	(100,000,000.00)	(100,000,000.00)	15-Nov-2012	15-Nov-2012	16-Nov-2012
DIN/SELL USD/IBRD/DINIBRDUS019NOV12	0010238923	USD	(200,000,000.00)	(200,000,000.00)	16-Nov-2012	16-Nov-2012	19-Nov-2012
DIN/SELL USD/IBRD/DINIBRDUS020NOV12	0010239164	USD	(200,000,000.00)	(200,000,000.00)	19-Nov-2012	19-Nov-2012	20-Nov-2012
DIN/SELL USD/IBRD/DINIBRDUS021NOV12	0010239244	USD	(82,000,000.00)	(82,000,000.00)	20-Nov-2012	20-Nov-2012	21-Nov-2012
DIN/SELL USD/IBRD/DINIBRDUS028NOV12	0010239499	USD	(23,000,000.00)	(23,000,000.00)	27-Nov-2012	27-Nov-2012	28-Nov-2012
DIN/SELL USD/IBRD/DINIBRDUS003DEC12	0010239766	USD	(101,045,000.00)	(101,045,000.00)	30-Nov-2012	30-Nov-2012	03-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS004DEC12	0010240104	USD	(147,775,000.00)	(147,775,000.00)	03-Dec-2012	03-Dec-2012	04-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS013DEC12	0010241338	USD	(100,000,000.00)	(100,000,000.00)	12-Dec-2012	12-Dec-2012	13-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS013DEC12	0010241344	USD	(32,530,000.00)	(32,530,000.00)	12-Dec-2012	12-Dec-2012	13-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS018DEC12	0010242242	USD	(56,260,000.00)	(56,260,000.00)	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS018DEC12	0010242244	USD	(500,000,000.00)	(500,000,000.00)	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS018DEC12	0010242258	USD	(56,260,000.00)	(56,260,000.00)	17-Dec-2012	17-Dec-2012	18-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS019DEC12	0010242651	USD	(61,885,000.00)	(61,885,000.00)	18-Dec-2012	18-Dec-2012	19-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS020DEC12	0010242897	USD	(65,000,000.00)	(65,000,000.00)	19-Dec-2012	19-Dec-2012	20-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS020DEC12	0010242898	USD	(8,695,000.00)	(8,695,000.00)	19-Dec-2012	19-Dec-2012	20-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS020DEC12	0010242913	USD	(20,000,000.00)	(20,000,000.00)	19-Dec-2012	19-Dec-2012	20-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS024DEC12	0010243431	USD	(9,615,000.00)	(9,615,000.00)	21-Dec-2012	21-Dec-2012	24-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS027DEC12	0010243642	USD	(173,000,000.00)	(173,000,000.00)	26-Dec-2012	26-Dec-2012	27-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS028DEC12	0010243728	USD	(200,000,000.00)	(200,000,000.00)	27-Dec-2012	27-Dec-2012	28-Dec-2012
DIN/SELL USD/IBRD/DINIBRDUS028DEC12	0010243740	USD	(68,700,000.00)	(68,700,000.00)	27-Dec-2012	27-Dec-2012	28-Dec-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00A	0000011028	USD	(200,000,000.00)	(200,000,000.00)	04-Nov-2011	08-Nov-2011	02-Nov-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00B	0000011042	USD	(200,000,000.00)	(200,000,000.00)	14-Nov-2011	16-Nov-2011	09-Nov-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00C	0000011046	USD	(100,000,000.00)	(100,000,000.00)	15-Nov-2011	17-Nov-2011	09-Nov-2012
BOND/SELL USD/IBRD/DINS/1112USD00.00D	0000011077	USD	(200,000,000.00)	(200,000,000.00)	02-Dec-2011	06-Dec-2011	30-Nov-2012
BOND/SELL USD/IBRD/DINS/1212USD00.00A	0000011108	USD	(400,000,000.00)	(400,000,000.00)	09-Dec-2011	13-Dec-2011	07-Dec-2012
BOND/SELL USD/IBRD/DINS/1012USD00.00	0000011115	USD	(350,000,000.00)	(350,000,000.00)	12-Dec-2011	14-Dec-2011	31-Oct-2012
BOND/SELL USD/IBRD/DINS/1012USD00.00	0000011121	USD	(200,000,000.00)	(200,000,000.00)	14-Dec-2011	16-Dec-2011	31-Oct-2012
BOND/SELL USD/IBRD/DINS/1212USD00.00B	0000011131	USD	(229,000,000.00)	(229,000,000.00)	21-Dec-2011	27-Dec-2011	17-Dec-2012

Sub-total Matured Borrowings - United States Dollar			(8,883,660,000.00)	(8,883,660,000.00)

Total Matured Borrowings				(8,883,660,000.00)